As filed with the Securities and Exchange Commission on _________, 2000

                                                        ------------------------
                              Registration No.                OMB APPROVAL
                                                        ------------------------
                                UNITED STATES           OMB NUMBER:3235-0418
                     SECURITIES AND EXCHANGE COMMISSION ------------------------
                           Washington, D.C. 20549       Expires: April 30,2003
                                                       -------------------------
                                  FORM SB-2             Estimated average burden
                                                        hours per response:137.0
                                                        ------------------------
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                      AMERICAN MILLENNIUM CORPORATION, INC.
                 (Name of Small Business Issuer in its Charter)

                            ------------------------

                                   New Mexico

            (State or jurisdiction of incorporation or organization)

                                      6211

               (Primary Standard Industrial Classification Number)


                                   85-0273340
                      (I.R.S. Employer Identification No.)
                            ------------------------

                           1010 10TH Street, Suite 100

                             Golden, Colorado 80401

                                 (303) 279-2002

          (Address and telephone number of principal executive offices)

                            ------------------------

                   Andrew F. Cauthen, Chief Executive Officer
                                  and President
                      American Millennium Corporation, Inc.
                           1010 10th Street, Suite 100

                                Golden, CO 80401

                                 (303) 279-2002

            (Name, address and telephone number of agent for service)

                            ------------------------
                                   Copies to:

                            Matthew G. Schindel, Esq.
                 Annis, Mitchell, Cockey, Edwards, & Roehn, P.A.
                             Post Office Drawer 3433
                       201 N. Franklin Street, Suite 2200
                              Tampa, Florida 33602

                            Telephone: (813) 229-3321

          Facsimile (813) 223-9067 APPROXIMATE DATE OF COMMENCEMENT OF
                          PROPOSED SALE TO THE PUBLIC:

             As soon as practicable after the effective date of this
                             Registration Statement.

                            ------------------------
        If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plan, please check the following box.

   [x]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

  Title of     Amount of    Proposed     Proposed     Amount of
 each class    shares to    maximum      maximum     registration
     of           be        offering    aggregate      fee (1)
 securities   registered   price per     offering
   to be                   share (1)      price
 registered

Common         3,080,001     $0.62     $1,909,600.62   $  504.13
Stock, $.001
par value,
offered by
Selling
Shareholders
(2)


Common         3,234,001     $0.62     $2,005,080.62   $  529.34
Stock, $.001
issuable
upon
exercise of
warrants(3)

Common           855,441     $0.62     $  530,373.42   $  140.02
Stock, $.001
par value,
offered by
Selling
Shareholders
(4)


Common           880,566     $0.62     $  545,950.92   $  144.13
Stock,
issuable
upon
exercise of
warrants(5)

Common           181,579     $0.62     $  112,578.98   $   29.72
Stock, $.001
par value,
offered by
Selling
Shareholders
(6)

Common            50,000     $0.62     $   31,000.00   $    8.18
Stock,
issuable
upon
exercise of
warrants(7)


Common            53,370     $0.62     $   33,098.40   $    8.74
Stock, $.001
par value,
offered by
Selling
Shareholders
(8)


Common            30,200     $0.62     $   18,724.00   $    4.94
Stock,
issuable
upon
exercise of
warrants(9)

Common           600,000     $0.62     $  372,000.00   $   98.21
Stock, $.001
par value,
offered by
Selling
Shareholder
(10)

Common           800,000     $0.62     $  496,000.00   $  130.94
Stock, $.001
par value,
issuable
upon
exercise of
options(11)


Common           750,000     $0.62     $  465,000.00   $  122.76
Stock, $.001
par value,
issuable upon
conversion of
promissory
note(12)


Common           750,000     $0.62     $  465,000.00   $  122.76
Stock, $.001
par value,
issuable upon
exercise of
warrants(13)

Common            75,000     $0.62     $   46,500.00   $   12.28
Stock, $.001
par value,
offered by
Selling
Shareholder
(14)

Common            75,000     $0.62     $   46,500.00   $   12.28
Stock, $.001
par value,
issuable
upon
exercise of
options(15)
               ----------              -------------   ----------

TOTAL          11,415,158    $0.62     $7,077,397.96   $1,868.43

  (1) Calculated pursuant to Rule 457(c),(g). The closing "bid" price of the shares of common stock being registered hereby on the over-the-counter market through the NASD OTC Electronic Bulletin Board was $0.62 on November 27, 2000.

  (2) Includes outstanding shares issued between September, 1999 and March, 2000 pursuant to a Private Offering made in reliance on Sections 4(6), 4(2) and/or 3(b) of the Securities Act of 1933, as amended (the "Act") and according to the Rules contained in Regulation D of the Act.

  (3) Includes shares issuable upon exercise of warrants at $0.25 per share, such warrants issued between September, 1999 and March, 2000 pursuant to a Private Offering made in reliance on Sections 4(6), 4(2) and/or 3(b) of the Securities Act of 1933, as amended (the "Act") and according to the Rules contained in Regulation D of the Act, including 154,000 shares issuable upon exercise of warrants issued to Jack Augsback and Associates, a commissioned placement agent, at $0.25 per share.

  (4) Includes outstanding shares issued upon conversion of Convertible Promissory Notes issued between April and June of 2000.

  (5) Includes shares issuable upon exercise of warrants at exercise prices from $0.85 to $1.00 per share, such warrants issued pursuant to Convertible Promissory Notes issued between April and June of 2000, including 25,125 shares issuable upon exercise of warrants issued to Jack Augsback and Associates, a commissioned placement agent, at $1.00 per share.

  (6) Includes outstanding shares issued pursuant to private investment/warrant agreement.

  (7) Includes shares issuable upon exercise of warrants issued to private investment/warrant agreement, exercisable at $1.00 per share.

  (8) Includes outstanding shares issued to consultants for services rendered, in lieu of cash.

  (9) Includes shares issuable pursuant to warrants issued to consultants for services rendered, exercisable at $0.25 per share.

  (10) Includes outstanding shares issued in conjunction with purchase of 100% of the outstanding stock of CompuGraphics Corporation.

  (11) Includes shares issuable upon exercise of options held by the Company's investor relations firm, exercisable as follows:

                             100,000 shares @ $0.05

                             100,000 shares @ $0.10

                             100,000 shares @ $0.75

                             100,000 shares @ $1.00

                             100,000 shares @ $1.50

                             100,000 shares @ $2.00

                             100,000 shares @ $2.50

                             100,000 shares @ $3.00

  (12) Includes shares issuable upon conversion of $675,000.00 convertible note at conversion rate of 1 share per $0.90.

  (13) Includes shares issuable upon exercise of warrant at exercise price of $.90 per share.

  (14) Includes 75,000 shares issued to private investors at purchase price of $1.00 per share.

  (15) Includes 75,000 shares issuable upon exercise of warrants at exercise price of $1.25 per share.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                 CROSS-REFERENCE

REGISTRATION STATEMENT                        LOCATION OR CAPTION
ITEM NUMBER AND HEADING                             IN PROSPECTUS

1.   Front of Registration Statement and Outside
      Front Cover Page of Prospectus                       5
2.   Inside  Front  and Outside Back
      Cover Pages  of  Prospectus                          7

3.   Prospectus Summary Information and
     Risk Factors                                          8
4.   Use of Proceeds                                      16
5.   Determination of Offering Price                      16
6.   Selling Security Holders                             16
7.   Plan of Distribution                                 19
8.   Legal Proceedings                                    20
9.   Directors, Executive Officers, Promoters
      and Control Persons                                 20
10.  Security  Ownership  of  Certain  Beneficial
      Owners and Management                               22
11.  Description of Securities                            23
12.  Interests of Named Experts and Counsel               23
13.  Description of Business                              23
14.  Management's Discussion and Analysis
      or Plan  of  Operation                              28
15.  Description of Property                              33
16.  Certain Relationships and Related Transactions       33
17.  Market  for  Common Equity and Related
      Stockholder  Matters                                34
18.  Executive Compensation                               35
19.  Financial Statements                                 36
20.  Changes in and Disagreements of Accountants
      on Accounting or Financial Disclosure               53

Part II - Information not required in Prospectus

1 Indemnification of Directors & Officers
2 Other Expenses of Issuance and Distribution
3 Recent Sales of Unregistered Securities
4 Exhibits
5 Undertakings
6 Signatures

                                   PROSPECTUS

              AMERICAN MILLENNIUM CORPORATION, INC.

                11,415,158 SHARES OF COMMON STOCK

           OFFERED BY CERTAIN SELLING SECURITY HOLDERS
               ----------------------------------

     This Prospectus relates to the sale of an estimated 11,415,158 shares of common stock, $.001 par value (the "Common Stock"), of American Millennium Corporation, Inc. (the "Company"), including 4,845,391 shares currently issued and outstanding, and 6,569,767 shares issuable upon exercise of warrants and options. All such shares are or shall be offered by the holders thereof identified as "Selling Security Holders" in this Prospectus. See "SELLING SECURITY HOLDERS."

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Security Holders. Sales of shares of Common Stock may be made from time to time (in transactions which may include block transactions) by or for the account of the Selling Security Holders in the over-the-counter market or in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company has informed the Selling Security Holders that the anti-manipulative rules under the Securities Exchange Act of 1934, Regulation M, may apply to their sales and has furnished each of the Selling Stockholders with a copy of these Rules. The Company has also informed the Selling Security Holders of the need for delivery of copies of this Prospectus. See "SELLING SECURITY HOLDERS" and "PLAN OF DISTRIBUTION."
                    ------------------------

      THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK.
                       SEE "RISK FACTORS"

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ALL OF THE 11,415,158 COMMON SHARES REGISTERED HEREIN ARE BEING OFFERED BY SELLING SECURITY HOLDERS. THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SECURITY HOLDERS.

                                                         PROCEEDS TO
                 PROPOSED    UNDERWRITI   PROCEEDS        THE SELLING
   CLASS OF      OFFERING        NG        TO THE          SECURITY
   SECURITY      PRICE(1)    DISCOUNTS(2) COMPANY          HOLDERS

Common Stock,   3,080,001        $0         $0         $1,909,600.62
$.001 par       shares @
value, offered    $0.62
by Selling
Shareholders

Common Stock,   3,234,001        $0         $0         $2,005,080.62
issuable upon   shares @
exercise of      $0.62
warrants

Common Stock,    855,441         $0         $0         $  530,373.42
$.001 par        shares @
value, offered     $0.62
by Selling
Shareholders

Common Stock,    880,566         $0         $0         $  545,950.92
issuable upon    shares @
exercise of       $0.62
warrants

Common Stock,    181,579         $0         $0         $  112,578.98
$.001 par        shares @
value, offered    $0.62
by Selling
Shareholders

Common Stock,     50,000         $0         $0         $   31,000.00
issuable upon    shares @
exercise of       $0.62
warrants

Common Stock,     53,370         $0         $0         $   33,098.40
$.001 par        shares @
value, offered    $0.62
by Selling
Shareholders

Common Stock,     30,200         $0         $0         $   18,724.00
issuable upon    shares @
exercise of       $0.62
warrants

Common Stock,    600,000         $0         $0         $  372,000.00
$.001 par        shares @
value, offered    $0.62
by Selling
Shareholder

Common Stock,    800,000         $0         $0         $  496,000.00
$.001 par        shares @
value,            $0.62
issuable upon
exercise of
Options

Common Stock,    750,000         $0         $0         $  465,000.00
$.001 par        shares @
value,            $0.62
issuable upon
conversion of
promissory
note

Common Stock,    750,000
$.001 par        shares @
value,           $0.62           $0         $0         $  465,000.00
issuable upon
exercise of
warrants

Common Stock,     75,000         $0         $0         $  46,500.00
$.001 par        shares @
value, offered    $0.62
by Selling
Shareholder

Common Stock,     75,000         $0         $0         $  46,500.00
$.001 par        shares @
value,            $0.62
issuable upon
exercise of
options

TOTAL          11,415,158        $0         $0         $7,077,397.96

  (1) Represents the anticipated sale price by the Selling Security Holders at $0.62 per share, which was the closing bid price on November 27, 2000. There can be no assurances, however, that the Selling Security Holders will be able to sell their shares of Common Stock at this price, or that a liquid market will exist for the Company's Common Stock.

  (2) Does not give effect to ordinary brokerage commissions or to the costs of sale that will be borne solely by the Selling Security Holders.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The date of this proposed Prospectus is September, 2000.

                               INSIDE FRONT COVER

Available Information

The Company is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and provides quarterly and annual reports to the Securities and Exchange Commission. Our annual report for the most recent fiscal year on Form 10-KSB, when filed, shall contain audited financial statements. The reports and other information filed by us may be inspected and copied at the public reference facilities of the Securities and Exchange Commission (SEC) in Washington, D. C., and at some of its Regional Offices, and copies of such material can be obtained from the Public Reference Section of the SEC, Washington, DC 20549 at prescribed rates. We are an electronic filer and the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically. The SEC Web site address is http://www.sec.gov. The Company will provide a report to stockholders, at least annually, which report will include audited financial statements of the Company.

Incorporation of Documents by Reference.

All materials incorporated by reference throughout this Prospectus are available (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference) without charge from us to each person who receives a Prospectus, upon written or oral request of such person. Any request for such material should be directed to the Corporate Secretary, if in writing, to 1010 Tenth St, Suite 100, Golden, Colorado 80401, or, if by phone, (303) 279-2002.

The Registrant is subject to the informational and reporting requirements of Sections 13(a), 13(c) and 14 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The following documents, which are on file with the SEC are incorporated in this Registration Statement by reference:

(a) The Registrant's Securities and Exchange Commission Forms 8- K, 10-KSB, 10-QSB and SB-2, which contain, either directly or by incorporation by reference, audited financial statements of the Registrant's latest fiscal year for which such statements have been filed.

(b) The description of the Common Stock which is contained in registration statements filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

                               PROSPECTUS SUMMARY

The following Summary is qualified in its entirety by other more detailed information throughout this Registration Statement. Statements in this document which are not purely historical facts, including statements regarding anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21.E of the Securities Exchange Act of 1934, as amended. All forward-looking statements within this document are based upon information available to us on the date of this Registration Statement. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of our business; the market acceptance of our licensed technologies; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at prices we believe to be fair market; the direction and success of competitors; management retention; and unanticipated market changes. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

The Company

American Millennium Corporation, Inc. (AMCI) is a New Mexico corporation (NASDAQ
OTCBB: AMCI, formerly EOPT) organized in 1979 under the name Energy Optics, Inc. (Energy) to develop various proprietary and patented technologies for industrial and consumer applications. Energy was unable to realize revenue sufficient to maintain an active status, and was unsuccessful in securing funding sufficient to aggressively market these devices and systems. Energy also was unable to enlist the resources of a partner concern necessary to take product development from the prototypical stage into production and then promote and market its various products through distribution to the end-user. After becoming inactive and ceasing all initiatives to pursue funding for production and marketing, Energy was de-listed from the NASDAQ Small Cap listing. However, as an inactive over-the- counter stock, Energy's principals maintained the corporate books, kept Energy in good standing and retained its status as fully reporting to the Securities and Exchange Commission.

In June 1997, Management began discussions with an unincorporated business organization (UBO) that owned certain assets and rights to purchase or assign purchase rights of certain other assets. These discussions lead to the acquisition in August 1997 of certain of the UBO's business assets including real estate in Tavares, Florida, buildings, equipment and a controlling stock interest (held by parties related to the UBO) of Lean Protein Foods, Inc. (LPF), a specialty food company and their wholly- owned subsidiary, Wildwood Ostrich Ranch, Inc. (WWOR) in a transaction totaling approximately $3.6 million. This transaction was subsequently amended on October 10, 1997. Energy filed for foreign corporation registration with the State of Florida and moved its corporate offices from New Mexico to Tavares, Florida In September and October 1997, Energy acquired a total of 80% of American Millennium Corporation (AMC) and 20% of Microgravity Aviation Corporation (MAC) from the UBO, both of which were development stage enterprises.

Under an Agreement and Plan of Merger dated May 27, 1998, Energy merged with American Millennium Corporation, a subsidiary of which Energy owned approximately an 80% interest, with the parent as the surviving corporation. Upon completion of the merger, the Company changed its name to American Millennium Corporation, Inc.

(AMCI)

AMCI is currently a provider of wireless and wire-line solutions for tracking and monitoring of mobile and fixed assets utilizing Low-Earth-Orbit Satellites
(LEOs), Geo-Stationary Satellites (GEOs), and terrestrial wireless and wireline technologies. AMCI has experience in most communication platforms including satellite, CDPD, cellular, paging, wire-line, and various RF protocols.

AMCI develops, sells, installs and services satellite communication systems in the field for tracking, monitoring, and reporting data on oil wells, natural gas compressors, rail cars, and trucks. AMCI is currently providing satellite-based services to General Motors, U.S. Army Corps of Engineers, Chevron, The Hanover Company, Compressor Systems, Inc. (CSI,) Cabot Oil & Gas, Cross Timbers Oil & Gas, among others.

AMCI receives revenue from hardware sales, engineering, installation, and operating services. In addition, AMCI generates monthly revenues from airtime sales. AMCI is an applications service provider (ASP,) providing data access, tracking, and analysis packages for customers via the Internet.

AMCI is a value added Reseller (or VAR) for Herndon, VA based Vistar Datacom, Inc. (www.vistardatacom.com) and its GlobalWave solution for remote monitoring and control of fixed and mobile assets. Additionally, the company is a VAR for Dulles, VA based ORBCOMM USA, LP (www.orbcomm.com,) a LEO satellite company with 35 satellites in its current constellation.

Under the terms of the VAR agreement between AMCI and Vistar Datacom, Inc., the company can provide Vistar's GlobalWave asset management and tracking solution to customers in the energy, industrial, commercial, container, transportation, and consumer vehicle markets throughout the 48 contiguous states and Canada.

Under the terms of the company's VAR contract with ORBCOMM, AMCI is able to offer tracking and remote monitoring for customers in the oil and gas, rail car, and cargo container industries, although an exception has been provided for sale of monitoring units as well as satellite airtime by AMCI to General Motors Corporation.

With the establishment of the newer satellite communication networks, such as ORBCOMM and Vistar, low cost robust transceivers have the capacity to monitor and track remote and mobile assets virtually anywhere in the world.

American Millennium Corporation, Inc. is a VAR for Logan, Utah based Wescor, Inc.'s RDT800 mobile data delivery terminal. Under the terms of the agreement AMCI will market the product throughout North America, Central America, and South America.

Currently, AMCI has deployed hundreds of satellite transceivers being utilized to track or monitor a variety of fixed and mobile assets for over a dozen companies who pay monthly airtime charges for data transfer via satellite. The business of these companies include natural gas production, overland truck shipments of contaminated soil to disposal sites, automotive manufacturing and open pit methane gas production, to name a few.

The Company's principal executive offices are located at 1010 Tenth Street, Suite 100, Golden, Colorado 80401, telephone: 303- 279-2002.

                                  THE OFFERING

Securities                            This Prospectus relates  to
                                 the  sale of  11,415,158  shares
                                 of  Common Stock by the  holders
                                 hereof,  identified as  "Selling
                                 Security   Holders"   in    this
                                 Prospectus.     See     "SELLING
                                 SECURITY HOLDERS."

                                      The 11,415,158 shares of Common Stock
                                 offered by the Selling Security Holders consist of 4,845,391 shares outstanding, as well as 6,569,767 shares issuable upon the exercise of outstanding warrants and options. The shares may be offered for sale from time to time by the holders in regular brokerage transactions, either directly or through brokers or to dealers, in private sales or negotiated transactions, or otherwise, at prices related to then prevailing market prices.

                                      The Company will not receive any proceeds
                                 from the sale of shares of Common Stock by the Selling Security Holders. All expenses of the registration of such securities are, however, being borne by the Company.

                                      The Selling Security Holders, and not the
                                 Company, will pay or assume such brokerage commissions as may be incurred in the sale of their securities.

                                      The Company's Common Stock is traded on
                                 the over-the- counter market through the NASD OTC Bulletin Board under the symbol "AMCI". On November 27, 2000, the closing bid price was $0.62.

Total number of shares of
Common Stock                                21,402,284
Outstanding

Total number of shares of                   11,415,158
Common Stock being
Offered by Selling
Security Holders

Risk Factors                          The  Common  Stock  offered
                                 hereby  involves a  high  degree
                                 of    risk    and    prospective
                                 investors    should     consider
                                 carefully  the factors specified
                                 under   "Risk  Factors"   before
                                 electing  to invest.  See  "Risk
                                 Factors."


Trading Symbol                                "AMCI"

                                  RISK FACTORS

The securities offered hereby involve a high degree of risk and each prospective investor should consider certain risks and speculative features inherent in and affecting the business of the Company before purchasing any of the securities offered hereby. In considering the following risk and speculative factors, a prospective purchaser should realize that there is a substantial risk of losing his entire investment. Among these speculative factors which management considers pose the greatest risk to prospective investors include the following:

Risks relating to the Company's uncertainty as a going concern.

Immediate and future cash need; lack of recent and future profit from operations. Due to Management's focus on product development, the Company has not been profitable since its re- organization in 1998. Although the Company's current forward- looking business plan calls for a continual increase in sales of developed products, Management is also planning for increased development costs that will not be offset by increased revenue in the near future.

To fund operations the Company will need to pursue additional sources of cash in the short term. As of November 27, 2000, the Company had working capital of about $140,000. Such funds are not sufficient to cover current operating expenses. The Company's revenues are not estimated to cover its operating expenses until June, 2001 and in the interim the Company will need an estimated additional $2 million in capital funding. The availability of other sources of cash may, or may not, materialize and thus, present a significant risk to the investor that the Company will exhaust its financial resources in the short term, with no ability to pay for ongoing operational expenses, before the Company's revenues can be developed to adequately cover its expenses. The Company's recurring losses from operations, significant working capital deficiency, and deficiency in assets raise substantial doubt as to the Company's ability to continue as a going concern. (See also, the Independent Auditor's Report and Financial Statements).

Risks Relating to the Offering

Limited public trading market for the Company's common shares. Our shares began trading through the NASD OTC Electronic Bulletin Board under the symbol AMCI during June 1998. Accordingly, there can be no assurance that a trading market will continue. Each purchaser should view their investment in these securities for long-range investment purposes only and not with a view to resell or otherwise dispose of their shares in the near future. When a registration statement becomes effective relating to the shares sold herein, purchasers who desire to liquidate their shares may have difficulty selling them considering the early stage nature of our public market, should any such market develop. Accordingly, shares should only be purchased as a long-term investment.

Nasdaq Stock Market and Market Illiquidity. The Company's Common Stock does not meet the current Nasdaq listing requirements for the SmallCap(r) Market. If the Company is unable to satisfy Nasdaq's requirements for listing, trading, if any, the Common Stock will continue to be conducted on the NASD's OTC Bulletin Board, established for securities that do not meet the Nasdaq SmallCap(r) Market listing requirements. Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.

Risks of Low-Priced Stocks; Penny Stock Regulations. Until such time, if any, that the Company's securities are listed on the Nasdaq SmallCap(r) Market or a registered U.S. securities exchange, they will continue to be subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-deals which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the Rule may affect the ability of broker- dealers to sell the Company's Common Stock and may affect the ability of purchasers in this Offering to sell any of the Common Stock acquired pursuant to this Memorandum in the secondary market. ; The Commissions regulations define a "penny stock" to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock restrictions will not apply to the Company's Common Stock if the Common Stock is listed on the Nasdaq SmallCap(r) Market and has certain price and volume information provided on a current and continuing basis, or meets certain minimum net tangible assets and other criteria. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. If the Company's Common Stock continues to be subject to the rules on penny stocks, the market liquidity for the Common Stock could be severely adversely affected.

Historically low trading volume for the Company's common shares. Because of the relatively low volume of trading that has historically taken place with our common stock, if could be difficult to sell shares in large volume. We have calculated the average weekly trading volume to be near 175,500 shares for the last six months which does not allow for large blocks of stock to be sold. A large block trade order could have an adverse effect on the stock price.

Shares eligible for future sale may adversely affect the market. Should the Company be successful in the registration of the shares described herein, such an event may have a depressive effect on the then trading price of our common shares. In the future, the Company intends to enter into licensing and other agreements which may provide for an exchange of our common shares. Accordingly, there is the possibility that sales of common shares issued in such a manner, may, in the future, have a depressive effect on the price of our common stock in any market which may develop.

Risks Relating to the Company

Recent Organization. The Company re-organized during 1998 and should be considered as still in the development and promotional stage. We have not relied upon anything other than the opinion of management in developing the business plan. We are, therefore, subject to all the risks inherent in any start-up venture, many of which are beyond the control of management.

Reliance on forward looking statements. Statements in this document which are not purely historical facts, including statements regarding anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward looking statements within the meaning of section 27A of the Securities Act of 1933, as amended and Section 21.E of the Securities Exchange Act of 1934, as amended. All forward-looking statements within this document are based upon information available to us on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of our business; the market acceptance of our licensed technologies; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at prices we believe to be fair market; the direction and success of competitors; management retention; and unanticipated market changes. We undertake no obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks involving contingent liabilities for securities offering

     On or about September 13, 1999, AMCI commenced a private offering of the Company's common stock at a purchase price of $0.25 per share, which offering was intended to conform with available exemptions from the registration of the securities, including Sections 4(2) and 4(6), and safe harbor Rule 506 of Regulation D, of the Securities Act of 1933, as amended (the "Act"). The Company proceeded with the raising of funds under its private offering through a selling agent, accumulating aggregate gross proceeds totaling $770,000.00 as of the close of the offering on September 13, 2000. In the course of the offering, the Company raised $12,500.00 in Alabama, $30,000.00 in Colorado, $13,000.00 in Georgia, $50,000.00 in Illinois, $39,000.00 in Kentucky and $1,250.00 in Texas.

     In August, 2000, the Company determined that a Form D NOTICE OF SALE OF SECURITIES had not been forwarded to the Securities and Exchange Commission within 15 days of the first sale of securities under the September 13, 1999 offering, and that similarly, the appropriate notice filings and fees had not been forwarded to regulatory agencies in the states of Alabama, Colorado, Georgia, Illinois, Kentucky and Texas. Upon discovering this inadvertent deficiency, the Company, in an abundance of caution and in good faith, with a view toward full compliance with applicable federal and state laws, immediately prepared the Forms D, cover letters, uniform consents, and filing fees, as necessary, and filed them with the SEC and with the appropriate state regulatory agencies on September 9, 2000.

     The Company is uncertain whether any of the administrative agencies of the above-listed states will accept the Company's tardy notice filings as curative for purposes of preserving the Rule 506 exemption in any such state(s). The Company believes alternative self-executing transactional exemptions are available in the states of Colorado and Illinois in connection with the Company's offering, due primarily to the private nature of the offering, relatively small number of qualified, accredited purchasers, and aggregate amount of dollars raised in each state. The Company believes, however, that no similar alternative exemptions are available for the Company's sale of securities resulting in $12,500.00 in offering proceeds in Alabama, $13,000.00 in Georgia, $39,000.00 in Kentucky, and $1,250.00 in Texas.

     In the event the state securities regulatory agency or agencies of Alabama, Georgia, Kentucky and/or Texas determine that a violation has defeated the available Rule 506 exemption and that no alternative exemption exists, such agency or agencies may elect to proceed against the Company for injunctive relief and administrative/civil penalties, including but not limited to disgorgement of the above-described offering proceeds. The unregistered sale of securities in Alabama, Georgia, Kentucky and/or Texas without the benefit of an exemption from registration could also give rise to civil actions against the company by purchaser(s) in the offering in such states, who may be entitled to rescission and refund of the purchase price with interest.

     As of the date of this registration statement, the Company has not been contacted by any state administrative agency concerning its untimely notice filings in connection with its September 1999 private offering, and has not been served with, or received any form of notice or demand concerning, a civil action for rescission by any investor in connection with the offering.

Risks relating to the Company's proposed operations

Reliance on future licensing agreements and acquisitions. Our long-term growth strategy envisions licensing agreements, joint ventures, and/or acquisitions in order to achieve a continual flow of products, processes and/or devices which are derived from patents or other similarly protected intellectual properties. Accordingly, once a particular acquisition is identified or patent-use is determined, we must negotiate an acquisition or license agreement on terms and under conditions which are favorable to profitable operations. In the course of such activities, a number of factors can contribute to a lack of success, including a lack of availability of patents, inability of management to successfully negotiate a favorable license or, if negotiated, an inability to profitably deliver the intended device or process to the market. Further, until such time as we obtain sufficient assets to offset any potential loss, the failure of any one of the Company's technologies could result in an inability to continue as a going concern. Except in the case of the acquisition of an operating entity, our business strategy is equivalent to a continual cycle of operating start-up or development stage entities with all the risks inherent to any start-up or development stage entity. Accordingly, there can be no assurance that we can initially accomplish our business objectives or, if accomplished, that we can continue profitable operations.

Competition and no formal feasibility or marketing studies. Numerous firms, located throughout the United States, compete or may compete vigorously with us for the licensing of patented or other intellectually protected processes and devices, and for acquisitions. We will be at a competitive disadvantage in the pursuit of possible target acquisitions or licensing agreements because of the inexperience of the Company. No independent feasibility or marketing studies have been performed to determine the demand for the Company's products and services. Accordingly, there can be no assurance that a substantial market exists or will develop for our products and services or, if any market does develop, there can be no assurance that we can successfully complete our business purpose.

Vulnerability to fluctuation in economy. Demand for technologies to be commercialized by us is dependent upon, among other things, general economic conditions which are historically cyclical in nature. Prolonged periods of recession may be damaging to the Company.

No assurance of commercial success. Even if we are successful in conducting our affairs in the manner described herein as it relates to our products and services, market acceptance and the ability to expand market penetration of these products and related services is driven by the demand for such products or services. As such, there can be no assurance our product/service lines will either achieve initial market acceptance or, if achieved, will maintain sufficient market share to conduct profitable operations.

Dependence upon key personnel. Our continued success will be heavily dependent upon the services of key personnel, including key employees, officers and the Board of Directors. These key personnel are expected to remain with the Company; however the loss of one or more of these individuals could have an adverse effect on the operations of the Company until a suitable replacement can be found. As we expand, the continued success of the business will increasingly depend on our ability to retain and add to the existing management team. At present, there can be no assurance given that our current officers, directors and management employees will continue to serve in their respective roles.

Limited liability of Officers and Directors. Our Certificate of Incorporation and by-laws provide that a Director's liability to the Company for monetary damages will be limited. In addition, we are obligated under the Articles of Incorporation and by-laws to indemnify the Company's Directors and Officers against certain liabilities incurred in the course of their service in such capacities. We may in the future execute more broad indemnification agreements which will indemnify each Director and Officer against certain liabilities which they may incur. Each of these measures could reduce the legal remedies available to the Company and to the shareholders against such individuals.

Supplier Instability. We purchase major components for our products from limited sources. The continued financial viability of each of these companies will significantly determine our future. Because our technology is dependant on our two major suppliers, the discontinuance of operations of either one could have a significant negative impact on the deliverability of our products. Because of the "new" nature of this product line, each of our suppliers must also be considered "start-up" in nature, and also subject to the volatility and risk that comes with a start-up business.

                                 USE OF PROCEEDS

     We will not realize any proceeds from the sale of shares of Common Stock by the Selling Security Holders. See "SELLING SECURITY HOLDERS".

                         DETERMINATION OF OFFERING PRICE

          The offering price of the securities described herein was calculated pursuant to Rule 457(c)and/or(g) of the Act and was not computed based on the assets, historical operating performance or other conventional means and should not be construed to indicate any relationship thereto. In establishing the offering price, the company relied on the closing "bid" price as reflected in the over-the-counter (OTC) marketplace. In May, 1998, our Common Shares were cleared for trading through the OTC under the symbol AMCI. Since that date, our Common Shares have traded at prices ranging from $.19-$2.125. On November 27, 2000, the closing "bid" price of the Company's securities was $0.62.

                            SELLING SECURITY HOLDERS

     The shares of Common Stock of the Company offered by this Prospectus are being sold for the account of the Selling Security Holders identified in the table indicated below (the "Selling Security Holders"). The Selling Security Holders are offering for sale an aggregate of 11,415,158 shares of the Company's Common Stock, of which 4,845,391 are outstanding and 6,569,767 shares are issuable upon the exercise of outstanding warrants and options held by the Security Holders. The subject shares will be offered at market prices as reflected on the Electronic Bulletin Board. It is anticipated that registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions. There are no other understandings or arrangements with respect to the distribution of the Common Stock.

     The following table sets forth the number of issued and outstanding, as well as issuable, Shares being held of record or beneficially (to the extent known by the Company) by such Selling Security Holders and provides (by footnote reference) any material relationship between the Company and such Selling Security Holders, all of which is based upon information currently available to the Company.

                                   Number
                       Number         of
                       of          Shares              Number    Number
                       Shares      Issuable            of        of
                       of            Upon              Shares    Shares
                       Issued      Exercise  Percenta  of        of
Name                   Common         of     ge        Common    Common
                       Stock       Warrants  Before    Stock to  Stock
                       Before          /     Offering  be sold   After
                       Offering                 (1)    in        Offering
                                   Options            Offering
                                     (1)                 (1)

BMJ Partners (2)        100,000     100,000      *       200,000     0

Gary, Pamela and        120,000     120,000   1.1214%    240,000     0
Andrew McKean (2)

Stanley E. Adams (2)     50,000      50,000       *      100,000     0

Atlanta Commodity        40,000      40,000       *       80,000     0
Corporation Profit
Sharing Plan & Trust
(2)

Albert L. Simpson (2)    40,000      40,000       *       80,000     0

Chelverton Fund LTD (2) 500,000     500,000   4.6724%  1,000,000     0

Anglo Irish Nominees    100,000     100,000       *      200,000     0
(Trusts) Limited (2)

Greg Bigham (2)          66,667      66,667       *      133,334     0

Roy D. Bigham (2)        66,667      66,667       *      133,334     0

Donald Bigham (2)        66,667      66,667       *      133,334     0

Dr. Robert Chin (2)     200,000     200,000   1.869%     400,000     0

Roland Mueller (2)      500,000     500,000   4.672%   1,000,000     0

Robert C. Pelphrey (2)   56,000      56,000       *      112,000     0

Terry H. Thomas (2)      12,000      12,000       *       24,000     0

John Martin Preston (2) 100,000     100,000       *      200,000     0

John S. Robinson (2)     48,000      48,000       *       96,000     0

Brigit Klimischka (2)   100,000     100,000       *      200,000     0

Wayne Philpott (2)        3,000       3,000       *        6,000     0

Mary Thornton (2)         2,000       2,000       *        4,000     0

Paul Lathigee and       200,000     200,000   1.869%     400,000     0
Steve Zadra (2)

Anthony Kuschak (2)     109,000     109,000   1.019%     218,000     0

Research Equity Fund(2) 200,000     200,000   1.896%     400,000     0

Paul Lathigee (2)        20,000      20,000       *       40,000     0

574080 BC Ltd, dba      140,000     140,000   1.308%     280,000     0
Performance Capital
Group (2)

Sudun DeWitt Capital    200,000     200,000   1.896%     400,000     0
Corp. (2)

Mark and Carolyn Stys(2) 20,000      20,000       *       40,000     0

JoAnn Augsback (2)       10,000      10,000       *       20,000     0

Beverly Lewis (2)        10,000      10,000       *       20,000     0

John M. Lockhart II (3)  50,000      50,000       *      100,000     0

Robert E. Buntin (5)    600,000        0      3.738%     600,000     0

Molesworth Associates(4) 23,170        0          *       23,170     0

AlphaCom, Inc. (3)       87,719        0          *       87,719     0

Doug Chalmers, MD (3)    43,860        0          *       43,860     0

Lindy J. Amyx (4)        19,857      19,857       *       39,714     0

John S. Robinson (4)     10,343      10,343       *       20,686     0

Options Unlimited,    1,605,441   1,605,441  15.000%   3,210,882     0
Inc. (6)

Augsback and               0        179,125       *      179,125     0
Associates, Inc. (8)

Potter Financial,          0        800,000   3.738%     800,000     0
Inc. (7)

Peter A. Jankowski (9)   50,000      50,000       *      100,000     0

Patrick Galvin (9)       25,000      25,000       *       50,000     0

Total                 4,845,391   6,569,767  52.627%  11,415,158     0

     * Represents less than One Percent (1%) of the issued and outstanding stock.

  (1) Includes an additional 6,569,767 currently unissued shares covered by this registration statement which may or may not be issued and/or sold, dependent upon exercise of warrants and options and payment of full purchase price for such additional shares by the Security Holders, such warrant or option shares described in the following notes and in this prospectus.

  (2) Shares issued pursuant to coordinated private offering made in reliance upon Sections 4(6), 4(2) and/or 3(b) of the Act and according to Regulation D. Each such Selling Security Holder also holds a warrant exercisable for the purchase of an equivalent number of additional shares at an exercise price of $0.25 per share (aggregate 3,080,001 warrant shares).

  (3) Shares issued pursuant to private purchasers in reliance upon Section 4(2) of the Act. John M. Lockhart II additionally holds a warrant for the purchase of an additional 50,000 (warrant) shares at an exercise price of $1.00 per share.

  (4) Shares issued in lieu of cash as compensation for business consulting services. Amyx holds a warrant exercisable for an additional 19,857 (warrant) shares at $0.25 per share. Robinson holds a warrant exercisable for an additional 10,343 (warrant) shares at $0.25 per share.

  (5) Shares acquired in exchange for 100% of the stock of CompuGraphics Corporation.

  (6) Shares acquired upon exercise of conversion of two (2) convertible promissory notes dated April 7, 2000 for $502,500 and June 7, 2000 for $300,000, respectively. Security Holder also holds warrants for the purchase of 502,500 additional shares at $1.00 per share, and 352,941 additional shares at $0.85 per share. Total includes an additional 750,000 shares issuable upon conversion of $675,000 promissory note and warrant for the purchase of 750,000 shares at a purchase price of $0.90 per share.

  (7) Includes shares issuable upon exercise of options held by Potter Financial, Inc., the Company's investor relations firm, exercisable as follows:

                             100,000 shares @ $0.05

                             100,000 shares @ $0.10

                             100,000 shares @ $0.75

                             100,000 shares @ $1.00

                             100,000 shares @ $1.50

                             100,000 shares @ $2.00

                             100,000 shares @ $2.50

                             100,000 shares @ $3.00

       As of the date of this registration, Potter Financial has not exercised any of the options and is not a holder of any issued shares. Potter Financial is the beneficial owner of 800,000 shares issuable upon exercise of these options.

  (8) Includes shares issuable upon exercise by Augsback at prices ranging from $0.25 to $1.00 per share. Augsback has no issued and outstanding common stock however, Augsback is the beneficial owner of 179,125 shares issuable upon exercise of warrants issued to Augsback as a commissioned placement agent for the Company.

  (9) Includes a total of 75,000 shares issued pursuant to Option Purchase Agreement for purchase price of $1.00 per share, in addition to warrants for an additional 75,000 shares at a purchase price of $1.25 per share.

                              PLAN OF DISTRIBUTION

Selling Security Holders

     The Selling Security Holders are offering shares of Common Stock for their own account and not for the account of the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Security Holders.

          Each Selling Security Holder will, prior to any sales, agree (a) not to effect any offers or sales of the Common Stock in any manner other than as specified in this Prospectus, (b) to inform the Company of any sale of Common Stock at least one business day prior to such sale and (c) not to purchase or induce others to purchase Common Stock in violation of Regulation M under the Exchange Act.

     The shares of Common Stock may be sold from time to time to purchasers directly by any of the Selling Security Holders acting as principals for their own accounts in one or more transactions in the over-the-counter market or in negotiated transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Alternatively, the shares of Common Stock may be offered from time to time through agents, brokers, dealers or underwriters designated from time to time, and such agents, brokers, dealers or underwriters may receive compensation in the form of commissions or concessions from the Selling Security Holders or the purchasers of the Common Stock.

     Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Security Holder. There are possible limitations upon trading activities and restrictions upon broker-dealers effecting transactions in certain securities which may also materially affect the value of, and an investor's ability to dispose of, the Company's securities.

     The Company will use its best efforts to file, during any period in which offers or sales are being made, one or more post- effective amendments to the Registration Statement, of which this Prospectus is a part, to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

                                LEGAL PROCEEDINGS

We are not subject to any legal proceedings. We are unaware of any governmental authority that is contemplating any procedure to which we are a participant.

  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers, some of whom are also our directors are as follows:

      Name                    Title/Position                Age

Andrew F. Cauthen  Chief Executive Officer, President,      57
                   Director

Stephen F. Watwood Vice President of Business               51
                   Development, Director, Chairman of
                   the Board

Bruce R. Bacon     Vice President of Engineering, Chief     41
                   Technology Officer, Director

Shirley M. Harmon  Director, Secretary                      53

Thomas W. Roberts  Treasurer                                50

     Andrew    F.    Cauthen,   57,   President/Chief   Executive
Officer/Director.

Mr. Cauthen's background includes 10 years operating experience as president/CEO for Century Capital Property Management Corp. With over one billion in assets, Century Capital had over 200 employees and approximately 45 commercial properties under management throughout the United States. Following his association with Century Capital, Mr. Cauthen was president of Mac Haik Development of Houston, Texas. He has been in an executive capacity of several companies, most recently as president and CEO of ZapCom International, Inc., a division of Imagitel, Inc. Mr. Cauthen has broad-based experience in strategic planning, organization design and management. He has consulted to businesses in real estate finance, acquisition, development, joint venture financing, telecommunications, computer services, consumer products, and marketing. His duties include the oversight of growth areas of corporate operations, focusing on financing, financial services, budgets, information services, customer support and administration. Mr. Cauthen has served on the board since 1999 and his term expires July 31, 2001.

     Stephen F. Watwood, 51, Vice President of Business Development/Chairman of the Board/Director.

Mr. Watwood owned and operated a commercial and residential construction company for 24 years where he was directly responsible for project development, business planning, and management. During that period, he owned a solar power technology company and was an early pioneer in designing and installing photo-voltaic systems into remote locations. He is considered by certain of his peers to be an expert in this technology and, to date, his early efforts serve as the basis for the development of this technology in Northwest Colorado. The duties of Mr. Watwood include development of new business, project management for ongoing initiatives, and creating technical solutions for Subscriber Communicator systems. Mr. Watwood has served on the Board since 1997. His term expires
July 31, 2001.

     Bruce  R.  Bacon,  41, Chief Technology  Officer  (CTO)/Vice
President of Engineering/ Director.

Mr. Bacon holds a degree in Electrical Engineering from Montana State University where he was also a graduate research assistant in the field of semiconductor laser frequency stability and linewidth reduction. His most recent experience is that of lead design engineer at RadiSys Corporation where he was responsible for electrical system architecture design, writing specifications, digital and analog circuit design, prototype debug, design validation, and production release. He has broad experience in field service, customer technical support, in-house technical training, new product development, and manufacturing operations. Mr. Bacon's duties include oversight of manufacturing, field engineer for development of Subscriber Communicator, and senior project engineer for our initiative with satellite monitoring of rail, container, and petroleum assets in industry. Mr. Bacon has served on the Board since 1998. His term expires July 31, 2001.

     Shirley M. Harmon, 53, Director, Secretary.

Ms. Harmon retired from the United States Department of Navy in 1995. She was a civilian employee with 28 years in the financial division. She has held various positions and titles during this employment, which include the following: Budget Analyst, and Management and Analyst for the Ship Parts Control Center, financial evaluating and executing various budget programs. Additional responsibilities included establishing and maintaining payroll records for over 7,000 government employees throughout the United States and overseas. After leaving the Department of Navy, Ms. Harmon took a position with a private trust. Her responsibilities included the establishment and maintenance of the trust's financial records. Ms. Harmon has been a Director since 1997. Her term expires July 31, 2001.

     Thomas W. Roberts, 50, Treasurer.

Mr. Roberts is licensed as an Attorney at Law in Ohio. From 1985 through 1996, he operated as sole practitioner of a general law practice in the greater Cincinnati, Ohio market. His experience included assistance to clients in commercial law, financing for business start-ups, and contract assistance in all phases of commercial practice. During that period, he also served on the Board of Directors of Intense Limited of Cincinnati, Ohio, and equipment leasing company, where he assisted in normal operations including pricing and contract decisions. Additionally, Mr. Roberts is a Certified Public Accountant in Ohio where, during the same period, he was the owner and President of Thomas W. Roberts, C.P.A., P.S.C., an accounting firm that specialized in financial statement preparation, governmental audits and tax reporting, financial analysis for business financing, project management, and investment analysis. Mr. Roberts has served as Independent Corporate Counsel for us since September of 1997. He was appointed to the position of Treasurer in December of 1997. Mr. Roberts assists us in various legal and accounting matters.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company currently has 21,533,863 shares of its common stock issued and outstanding. The following table sets forth information as of November 15, 2000, regarding ownership control of our common stock by each person who beneficially owns 5% or more of the our common stock, by each of our directors, and by all the officers and directors as a group.

                                                       Percent
                                Amount of Shares of   Ownership
Name and Address of Beneficial   Common Stock, par     of Class
Owner                            value .001, Owned
                                   Beneficially

Andrew F. Cauthen                  1,275,385(1)          5.92%
1600 Eldridge
Suite 808
Houston, Texas  77041

Stephen F. Watwood                 1,518,333(2)          7.05%
17835 RCR 29
Oak Creek, Colorado  80467

Harto Ltd.                          2,157,495           10.02%
Victoria House
P.O. Box 1090
The Valley, Anguilla
BWI

Global Investments Ltd.,            2,700,000           12.54%
Trustee
Victoria House
P.O. Box 1066
The Valley, Anguilla
BWI

Mali-Suisse Mining Holdings,        1,500,000            6.97%
S.A.
28 Old Brompton Road
Suite 1119
London, England  SW7 3DL

All Officers and Directors as       4,136,118(3)        19.21%
a Group (5 persons)

1. Includes an option for the purchase of 1,200,000 shares at a purchase price of $0.19 per share. Mr. Cauthen is the acting
     President, CEO, and a director of the Company.

2. Includes an option to Mr. Watwood's wife Phyllis Watwood for the purchase of 383,333 shares at a purchase price of $0.19 per share. Mr. Watwood is the acting Vice President of Business
     Development and the Chairman of the Board of Directors.

3. Includes options held by such officers and directors for the purchase of an aggregate of 1,633,333 shares at a purchase price of $0.19 per share.

                            DESCRIPTION OF SECURITIES

     The Company, in accordance with its Articles of Incorporation and Amendments thereto, is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share. As of the date hereof, none of the Preferred Shares were outstanding and there were 21,533,863 shares of Common Stock outstanding.

     At the conclusion of this Offering, of the 21,533,863 Common Shares currently issued and outstanding, 9,003,391 Common Shares are unregistered securities, and, in the future, said unregistered shares may only be sold upon compliance with Rule 144, promulgated under the Securities Act of 1933. In Securities and Exchange Commission (SEC) Release No. 33-7390, Revision of Holding Period Requirements in Rules 144 and 145, the SEC amended the holding period contained in Rule 144 to permit the resale of limited amounts of restricted securities by qualified persons after a one-year, rather than a two-year, holding period. Also, the amendments permit unlimited resales of restricted securities held by non-affiliates of the Company after a holding period of two years, rather than three years. There are no promoters, underwriters or persons or firms acting in any similar capacity associated with the Company.

     Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have preemptive rights or cumulative voting rights. A majority vote is sufficient for most actions requiring the vote or concurrence of Shareholders. The Company's Officers and Directors as a group (5 persons) own directly and control the votes of approximately 11.62% of the Issuer's capital stock, and beneficially own, including stock options not yet exercised, 19.21% of the common stock.

     All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares and those Shares issued in accordance with this offering will be fully paid and non-assessable.

             INTERESTS OF NAMED EXPERTS AND COUNSEL

No such interests.

                             DESCRIPTION OF BUSINESS

History

American Millennium Corporation, Inc. (AMCI) is a New Mexico corporation (NASDAQ
OTCBB: AMCI, formerly EOPT) organized in 1979 under the name Energy Optics, Inc. (Energy) to develop various proprietary and patented technologies for industrial and consumer applications. Energy was unable to realize revenue sufficient to maintain an active status, and was unsuccessful in securing funding sufficient to aggressively market these devices and systems. Energy also was unable to enlist the resources of a partner concern necessary to take product development from the prototypical stage into production and then promote and market its various products through distribution to the end-user. After becoming inactive and ceasing all initiatives to pursue funding for production and marketing, Energy was de-listed from the NASDAQ Small Cap listing. However, as an inactive over-the- counter stock, Energy's principals maintained the corporate books, kept Energy in good standing and retained its status as fully reporting to the Securities and Exchange Commission.

In order to proceed with its acquisition strategy, Energy recognized that it had to reduce its overwhelming debt. A settlement agreement was reached to eliminate the Small Business Administration debt (including accrued interest) by a combination of cash payments, issuance of stock and forgiveness of debt. The remainder of the debt was extinguished by forgiveness of some debt and interest in exchange for common stock. (Most of this debt was to directors of Energy.) With a clean slate, Management believed that it could pursue its research and development of products and services.

In June 1997, Management began discussions with an unincorporated business organization (UBO) that owned certain assets and rights to purchase or assign purchase rights of certain other assets. These discussions lead to the acquisition in August 1997 of certain of the UBO's business assets including real estate in Tavares, Florida, buildings, equipment and a controlling stock interest (held by parties related to the UBO) of Lean Protein Foods, Inc. (LPF), a specialty food company and their wholly- owned subsidiary, Wildwood Ostrich Ranch, Inc. (WWOR) in a transaction totaling approximately $3.6 million. This transaction was subsequently amended on October 10, 1997. Energy filed for foreign corporation registration with the State of Florida and moved its corporate offices from New Mexico to Tavares, Florida In September and October 1997, Energy acquired a total of 80% of American Millennium Corporation (AMC) and 20% of Microgravity Aviation Corporation (MAC) from the UBO, both of which were development stage enterprises. Early in 1998, Energy discontinued operations of LPF and on July 31, 1998, sold its interest in LPF to LPF's minority shareholders. Management also negotiated the recessions of both the purchase contract for a 20% stock ownership held in MAC and the contract for purchase of the real estate in Tavares, Florida.

Under an Agreement and Plan of Merger dated May 27, 1998, Energy merged with American Millennium Corporation, a subsidiary of which Energy owned approximately an 80% interest, with the parent as the surviving corporation. Upon completion of the merger, we changed our name to American Millennium Corporation, Inc. Our corporate headquarters are located in Golden Colorado.

Products

Our recent activity has been focused on providing hardware and software combinations to facilitate timely, accurate, and cost effective one-way and two-way delivery of information. This can be achieved through a variety of communications platforms including satellite, cellular digital packet data, cellular, various other radio frequency protocols, and wireline. Our business strategy includes becoming an Applications Service Provider, commonly referred to as an ASP, that will provide high value software and additional services through the Internet. Through utilization of newly available two-way satellite communication, we can monitor currently isolated facilities and equipment. We have activated over sixty pilot systems for satellite monitoring of oil and gas production and pipeline equipment as well as systems for monitoring and tracking rail and highway vehicles. Assets that could not be practically served by land-based communication systems can now utilize satellite monitoring and tracking to yield significantly better equipment management. This results in increased production, less product loss and increased capital efficiency for our customers.

We are a value-added reseller for ORBCOMM USA L.P. (ORBCOMM). ORBCOMM is a "low earth orbit" satellite company that is a joint venture between Orbital Sciences, Inc. and Teleglobe of Canada, Inc. Our contract with ORBCOMM allows us to provide remote monitoring services to operators of oil and gas wells, intermodal containers, and refrigerated and flatbed railcars. For example, by global position we can determine the location of a particular refrigerated railcar as well as the temperature inside the car, the voltage output of the generator, and numerous other functions. Although virtually inactive at the time, we are also value-added resellers for PageMart and American Mobile Satellite.

HOW DOES IT WORK?

  (10) Status, location, malfunction or failure information is sent from the compressor Subscriber Communicator to one of the LEOS

  (11) The LEOS relays the information to an ORBCOMM Gateway Earth Station. In North America, these are always in view simultaneously.

  (12) The information passes through the ORBCOMM network and on to our service center for analysis and alert communication to the operator. If the operator is large enough to justify its own service center, we will guide its development and the satellite data will be routed directly to it. Depending upon the nature of a malfunction, it may be possible to implement corrective action through communication with the compressor SC. In this case, control information is sent to the ORBCOMM network for routing to the next appropriate LEOS and hence to the compressor SC. If "on- the-ground" service is required, the failure data is analyzed by the operator to determine needed spare parts and tools.

          Since travel times to remote units can be measured in hours, accurate information of this nature is of great value. We become a key and ongoing link in the operator's value chain. We share in that value by charging for our engineering, installation, and operating services as well as receiving a recurring fee for the communication traffic, generated through ORBCOMM. By way of example, two units have been contracted for by a customer and were provisioned by us to monitor gas well compressors and the mainline station compressor via the ORBCOMM satellite system. Our customer will receive daily reports that the units are running or not running, as well as alarm reports whenever the units shut down unexpectedly. We provide a secure website on the Internet for this customer to view the operating conditions and alarms.

DATA TRANSFER TECHNOLOGY. The data transfer industry has grown exponentially with the increasing speed and lower costs of microprocessors that are components of computers, radio towers, radio frequency transceivers of all types, and other radio devices developed to scan, store, and transmit data. Industry leaders such as Bill Gates and Craig McCaw and large technology firms such as Motorola, Boeing, Loral, Lockheed Martin, Orbital Sciences and others have made substantial financial commitments totaling billions of dollars to design and deploy both voice telephone and data transmission satellite systems. There is nothing new or innovative about Global Positioning Systems (GPS). This technology has been used by the military for decades and a handheld global positioning device can be purchased at a sporting goods store for under $100. However, the device only tells the operator's location. The ability to monitor fixed and mobile assets from a remote location, with respect to location, direction, and speed, as well as gather other pertinent data and actually manipulate functions, is a relatively new industry.

OIL AND GAS CUSTOMERS. We have various initiatives underway with oil and gas producers as well as manufacturers of gas compressors and control panels for those compressors. We currently have several Subscriber Communicators (the industry term for transceivers, including those that receive and transmit to and from satellites) activated and in field trials. These units are currently monitoring a variety of assets in the United States. As an example, on May 4, 1999, Hanover Compressor Co. accepted our proposal to provide satellite monitoring of twenty natural gas compressors installed on gas wells and pipeline stations. We had been monitoring two remote gas well compressors for Hanover since March 3, 1999. Current plans call for the installation of equipment to monitor an additional eighteen compressors at various sites selected by Hanover. The eighteen compressors are being monitored for Chevron Corp. We also plan to market our products and services in the international market place. Much of oil and natural gas production occurs in largely remote areas far beyond the economic range of wired or terrestrially based wireless communication. Key to the operation of these production sites are enormous compressors used to extract, collect, and transfer the oil and gas to transmission pipelines. The malfunction or failure of one of these compressors is a red-alert event for the production operator. The economic loss can be measured in thousands of dollars per hour of down time, resulting in a high value to reducing the duration of an outage. To create this value, we can program a commercially available Subscriber Communicator to relay the vital signs of the compressor to the ORBCOMM LEOS. This information will include the status of all important components as well as the flow and pressure data for the pipeline. Since there is a considerable variation of compressor package designs and installation details, each installation requires customized programming and interfacing expertise to capture the critical information.

CUSTOMERS TRANSPORTING OF HIGH VALUE PRODUCTS. Through proper programming and interface design, a Subscriber Communicator can transmit information vital to the successful delivery of perishable cargo. In addition to temperature readings, it can monitor refrigeration system fuel levels and alert for any intrusion into a railcar or container. Importantly, the SCs have an additional feature installed to communicate the location of the transport. With a GPS (Global Positioning System) module in the SC, the position of the railcar or container can be constantly monitored. In addition to providing accurate logistical information to the shipper, this information is key to the timely repair of a failing refrigerator and protection of its cargo. The failing unit can be intercepted at the next maintenance location on its route and be repaired or have its cargo transferred to a working refrigeration unit. 4 This application provides another opportunity for us. The stream of information that flows through the our service center must be properly integrated into the transporter's existing Information Technology system. Failure information must be sent to the appropriate maintenance location and the transport service center for supervision. Position data should be available to the shipper at all times. Intrusion information must alert security services. All this data should arrive in correct formats at the right IT server. Further, if communication back to the Subscriber Communicator is needed, transport personnel should be able to use their existing applications to initiate it. We have an opportunity to configure and supervise the installation of off- the-shelf software packages that can manage this routing and formatting. Further, we can operate such routing servers, consolidating the needs of smaller customers.

CUSTOMERS USING RAILROAD CARS. We have completed a testing phase of remote monitoring of a refrigerated railcar under the provisions of a contract with Union Pacific Railroad, the nation's largest rail company. The original contract called for a prototype unit to be installed on a refrigerated railcar with cellular capability for transmitting data, we anticipate the data will be transmitted via satellite in the next phase. We have monitored, via satellite and cellular, the location of a test railcar as well as the battery voltage and refrigerated compartment temperature. We have installed the second generation of equipment on the railcar which exceeds the performance of the first generation equipment and allows us to move toward the next phase. The next phase of the contract involves the outfitting of five refrigerated railcars with pre-production models of our wireless equipment. Upon successful completion of this phase, Union Pacific has the option to place orders in increment of 100 units.

INTERMODAL CONTAINER CUSTOMERS. We have held discussions with an intermodal container corporation regarding outfitting a refrigerated container with a Subscriber Communicator to monitor location and alarm functions such as door openings and temperature. Following such a test, we will submit a formal proposal for the monitoring of the corporation's container fleet.

OTHER APPLICATIONS. The above applications are examples of a large variety of related needs. In addition to gas wells, pipelines also require monitoring. Oil wells, storage tanks and pumps are remote, critical production assets. Industrial chemical and compressed gas storage tanks present another opportunity. In addition, refrigerated railcars, refrigerated containers and other special cargo vehicles benefit from an onboard Subscriber Communicator and GPS unit.

PROPRIETARY TECHNOLOGY APPLICATIONS. We believe that we have now developed certain proprietary technologies for the monitoring of various types of assets utilizing the ORBCOMM LEO system. In addition to monitoring of data communications, we have the ability to remotely control functions at the asset location. Due to the sensitive and proprietary nature of this technology as well as our intent to protect us to the extent that is possible with patent applications, we are unable to disclose specific aspects of the systems. Nevertheless, we believe that the applications are both valuable and viable. We are presently in discussion with several companies regarding licensing and/or joint venture proposals within the scope of the technologies and their respective applications. We have retained the services of Pittenger and Smith, a Denver, Colorado based patent, trademark, and copyright law firm, to effect these applications.

MARKETING. We believe that a significant base of recurring revenues derived from monthly satellite and paging monitoring charges will build AMCI's value. Our principal marketing efforts are directed toward the oil and gas, intermodal container, and railroad industries which have a need for monitoring of high value assets. Our personnel work with management and engineers in the industries discussed above in order to determine their technological needs, cost objectives and to develop solutions for their individualized asset monitoring requirements. Marketing efforts are performed by both our personnel and outside sales service providers. We have and will continue through the year 2000, to market our services at industry trade shows.

COMPETITION. There are numerous competitors to ORBCOMM's Low Earth Orbit satellite based data and messaging service. However, we are confident that there does not exist, at present, any competition of an immediate or formidable nature for several reasons. First, geostationary systems and terrestrial based wireless networks are regional, not global, in coverage. Secondly, the big Low Earth Orbit systems such as Iridium and Globalstar must focus on voice telephony to build rapid revenues to service the multi-billion dollar capitalization costs associated with their deployment. Also, their electronic architecture makes it expensive to send data and the end-user equipment is expensive. Additionally, the majority of the satellite systems in development exist only on paper and have either not obtained financing or licensing or both. We do not believe that any system either deployed or in development can compete with the ORBCOMM/AMCI ability to provide the low cost service for data transfer, the small, inexpensive communicators, or the ability to provide global near real-time two-way communications. There is potential competition from other ORBCOMM resellers who are licensed by ORBCOMM to market services within the same industries as we have focused. Also, ORBCOMM itself is marketing its own services to virtually all industries via in- house resellers and employed sales personnel. We believe that the market is vast and we are protected with mutual agreements of non- disclosure and non-circumvent with ORBCOMM on any initiatives brought forward by us.

MANUFACTURING AND SUPPLIERS. We purchase the majority of the components for our subscriber data communicators from ORBCOMM; however, we believe that these components are readily available from more than one source of supply at competitive prices. Airtime for satellite monitoring is also purchased from ORBCOMM.

GOVERNMENT REGULATIONS. As value-added resellers for Vistar, ORBCOMM, Wescor, our services and products are subject to the rules and regulations of the Federal Communications Commission. We anticipate no problems in obtaining the necessary certifications in a timely manner as required.

PERSONNEL.   As  of  October 9, 2000, we had  fifteen  full  time
employees,  four of whom are directors or officers. None  of  our
personnel   are  covered  by  collective  bargaining  agreements.
Relations with our personnel are considered good.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion and analysis should be read in conjunction with the financial statements and related notes, as well as the discussion in the Form 10-KSB/A, which provide additional information concerning the Company's financial activities and condition.

COMPANY OVERVIEW AND PLAN OF OPERATION

American Millennium Corporation, Inc. (AMCI) is a provider of wireless and wire-line solutions for tracking and monitoring of mobile and fixed assets utilizing Low-Earth-Orbit Satellites (LEOs), Geo-Stationary Satellites (GEOs), and terrestrial wireless and wireline technologies. AMCI has experience in most communication platforms including satellite, CDPD, cellular, paging, wire-line, and various RF protocols.

AMCI develops, sells, installs and services satellite communication systems in the field for tracking, monitoring, and reporting data on oil wells, natural gas compressors, rail cars, and trucks. AMCI is currently providing satellite-based services to General Motors, U.S. Army Corps of Engineers, Chevron, The Hanover Company, Compressor Systems, Inc. (CSI,) Cabot Oil & Gas, Cross Timbers Oil & Gas, among others.

AMCI receives revenue from hardware sales, engineering, installation, and operating services. In addition, AMCI generates monthly revenues from airtime sales. AMCI is an applications service provider (ASP,) providing data access, tracking, and analysis packages for customers via the Internet.

AMCI is a value added Reseller (or VAR) for Herndon, VA based Vistar Datacom, Inc. (www.vistardatacom.com) and its GlobalWave solution for remote monitoring and control of fixed and mobile assets. Additionally, the company is a VAR for Dulles, VA based ORBCOMM USA, LP (www.orbcomm.com,) a LEO satellite company with 35 satellites in its current constellation.

Under the terms of the VAR agreement between AMCI and Vistar Datacom, Inc., the company can provide Vistar's GlobalWave asset management and tracking solution to customers in the energy, industrial, commercial, container, transportation, and consumer vehicle markets throughout the 48 contiguous states and Canada.

Under the terms of the company's VAR contract with ORBCOMM, AMCI is able to offer tracking and remote monitoring for customers in the oil and gas, rail car, and cargo container industries, although an exception has been provided for sale of monitoring units as well as satellite airtime by AMCI to General Motors Corporation.

With the establishment of the newer satellite communication networks, such as ORBCOMM and Vistar, low cost robust transceivers have the capacity to monitor and track remote and mobile assets virtually anywhere in the world.

American Millennium Corporation, Inc. is a VAR for Logan, Utah based Wescor, Inc.'s RDT800 mobile data delivery terminal. Under the terms of the agreement AMCI will market the product throughout North America, Central America, and South America.

Currently, AMCI has deployed hundreds of satellite transceivers being utilized to track or monitor a variety of fixed and mobile assets for over a dozen companies who pay monthly airtime charges for data transfer via satellite. The business of these companies include natural gas production, overland truck shipments of contaminated soil to disposal sites, automotive manufacturing and open pit methane gas production, to name a few.

MISSION STATEMENT

AMCI's mission is to become a critical and ongoing link in the development and deployment of data capture and transmission systems for more efficient and effective remote and mobile asset management. By providing these valuable tools to its customers, AMCI receives compensation for its engineering, installation, equipment sales, and monthly airtime fees.

OBJECTIVE

To expand the company's growing base of monthly subscribers who recognize the economic and human resource efficiencies of utilizing AMCI's services for more effective asset management through the use of remote monitoring and tracking.

SERVICES AND BENEFITS

Gas wells and gas pipelines require monitoring: Oil wells, storage tanks, and pumps are also remote critical production assets. Industrial chemical and liquefied compressed gas storage tanks present additional opportunities.

Also, refrigerated rail cars and containers and other specialized cargo vehicles can benefit from an onboard Satellite Transceiver (ST) and Global Position System (GPS) unit. Complex powered vehicles such as locomotives, truck tractors, test vehicles, as well as heavy equipment can be more effectively managed with satellite communication. In addition to monitoring and tracking, the ST can provide reliable messaging services for the equipment operator. The benefit to the operator is the ability to be in touch with what conditions are like aboard a particular asset without having to commit expensive human resources to perform a routine check when there are no problems.

AMCI has the ability to analyze the remote data messaging needs of operators of the various assets referenced above, and then provide the software and firmware solution to be installed onboard. At this point, the Company's engineers and technicians have thousands of hours in the field effecting the installation of hundreds of STs on oil wells, natural gas compressors, trucks, open pit tanks at methane gas wells and other high value assets.

APPLICATIONS

Refrigerated Cargo

Through proper programming and interface design, the ST can transmit information vital to the successful delivery of perishable cargo. In addition to temperature readings, the system can monitor refrigeration system fuel levels aboard railcars and cargo containers. It can then alert for any intrusion into those railcars or shipping containers. Also, the STs have an additional feature installed to communicate the location of the transport. With the GPS module in the ST, the position of the railcar or container can be constantly monitored. In addition to providing accurate logistical information to the shipper, this information is key to the timely repair of a failing refrigerator and protection of its cargo. The failing unit can be intercepted at the next maintenance location on its route and be repaired or have its cargo transferred to a working refrigeration unit, thus safeguarding the shipment and profit margins.

Oil and Gas

Since much of the oil and natural gas production in the US is in remote areas, the operating equipment is often out of reach of wireline and terrestrial based wireless radio systems. However, these sites still require monitoring to ensure that the various pumps, compressors, and controls onboard the equipment operate correctly. For example, a malfunction or failure of a natural gas compressor that goes undetected between visits by a technician can result in significant economic loss each hour. Therefore, a satellite-based remote monitoring system installed aboard a gas compressor provides an alarm in near real time that a failure has occurred. This allows the operator to initiate maintenance action immediately and, hence, minimize the down time or loss that would otherwise occur before the malfunction was routinely discovered.

Automotive and Trucking

The automotive and trucking industries are vast markets in which AMCI's satellite based tracking and monitoring solutions have special applications. Due to the high mobility nature of both cars and trucks, there exists a number of functions that can be performed using the AMCI operating systems. For example, an automobile can not only be tracked for position, but a variety of on-board functions such as opening a locked trunk or reporting a breakdown to a roadside assistance operator. The ST can also collect and report engine diagnostics data and report it back through the satellite system to a technician monitoring the performance of that engine.

COMPETITION

While there are many VARs for the different satellite companies competing within the tracking and monitoring industry, few are combining the wireless telemetry technology with data and messaging systems that AMCI has developed and deployed. The company is recognized within the industry as one of the most creative, unique, and innovative solutions providers in the field. AMCI's aggressive entry into gas compressor monitoring, as an example, has earned it recognition and has created enthusiasm among some of the major petroleum producers.

AMCI management believes that the market can market its products and services in a competitive environment because to the number of assets in the market that could potentially benefit from tracking and monitoring.

AMCI's CURRENT PROJECTS

ABB

American Red Cross
Cabot Oil and Gas (NYSE: COG)
Columbia University
Compressor Systems, Inc.
Cross Timbers Oil Co. (NYSE: XTO)
Dolphin Software
General Motors Corporation (NYSE: GM)
Hanover Compressor Co. (NYSE: HC)
IT Corporation (US Army Corps of Engineers)
Magellan Corp. (Owned by Orbital Sciences, Inc.)
ORBCOMM USA, L.P.
Panasonic Industrial Company
Phillips Pipeline Corporation
Signa Engineering Corp
Stellar Communications
Union Pacific Railroad (NYSE: UPR)
Universal Compression, Inc.
Vistar Datacom
Vistar Telecommunications, Inc.
Walsh Engineering, Inc.
Wescor, Inc.

AMCI has additional projects in the engineering, development and field-testing stages working with several companies that require strict non-disclosure at this time.

FINANCIAL CONDITION: NEED FOR ADDITIONAL FUNDING

Lack of recent, and future, profit from operations. Due to our focus on product development, we have not been profitable since our re-organization in 1998. We expect this to continue as we are still firmly committed to new product and service development. Although our forward-looking business plan calls for a continual increase in sales of developed products, we are also planning for increased development costs that will not be offset by increased revenue in the near future.

To fund our operations we will need to pursue additional sources of cash in the short term. Our forward-looking business plan does not project positive cash flow prior to depletion of our current cash position. The availability of other sources of cash may, or may not, materialize and thus, present a significant risk to the investor that the Company will exhaust its financial resources in the short term, with no ability to pay for ongoing operational expenses, before the Company's revenues can be developed to adequately cover its expenses.

RESULTS OF OPERATIONS

We had a net loss of $2,725,775 (or $.15 per share) for the year ended July 31, 2000 compared to a net loss of $1,516,144 (or $.11 per share) for the year ended July 31, 1999. The increase in net loss was primarily attributable to the increase in selling, general and administrative expenses, as described below.

Gross profit for the year ended July 31, 2000 was $128,812 (37% of sales) compared to $76,662 (25%) for the year ended July 31, 1999. The cost of sales for fiscal year 2000 consisted primarily of units sold and airtime sold while costs of sales for 1999 were attributable to the costs of joint product development that were not necessarily a true indication of the cost of the product sold.

Selling, general and administrative expenses were $2,611,054 for the year ended July 31, 2000 compared to $1,554,734 for the year ended July 31, 1999. The increase in selling, general and administrative expenses is due to stock options issued to key officers and directors, resulting in a compensation charge of $1,048,671 for the year ended July 31, 2000.

We earned $341,418 from sales revenue in 2000 compared to $320,685 in 1999. The revenue was derived primarily from the sale of hardware and airtime to new and existing customers.

As of July 31, 2000, we had available income tax operating loss carryforwards of $8,610,987, tax credits of $21,379 and capital loss carryforwards of $2,328,670 that can be used to offset future taxable income, subject to certain restrictions based on significant ownership changes.

Liquidity and Capital Resources

Net cash used in operating activities was $1,276,140 for the year ended July 31, 2000 compared to $298,574 for the year ended July 31, 1999. The increase in net cash used in operating activities resulted primarily from increases in net loss.

Net cash used in investing activities was $307,971 for the year ended July 31, 2000 compared to $41,912 for the year ended July 31, 1999. The increase in net cash used in investing activities resulted primarily from increased capital expenditures for computer equipment, purchased software, office equipment and the non-compete agreement associated with the acquisition of Compugraphics Corporation.

Net cash provided by financing activities was $1,758,227 for the year ended July 31, 2000 compared to $357,842 for the year ended July 31, 1999. The increase in net cash provided by financing activities resulted primarily from the sale of securities to private investors pursuant to Regulation D, Rule 506.

As of November 1, 2000 officers of the Company advanced $139,500 and unrelated outside investors advanced $145,000 to us in the form of 30 day unsecured notes bearing interest at the rate of 11% per annum.

Safe Harbor Statement

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain "forward- looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's estimates, assumptions, and projections. Major factors that could cause results to differ materially from those expected by management include, but are not limited to: the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of the Company's business; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at purchase prices the Company believes to be a fair market; the direction and success of competitors; management retention; and unanticipated market changes.

                             DESCRIPTION OF PROPERTY

     Our headquarters are a leased facility which occupies approximately 4,400 (four thousand, four hundred) square-feet, located at 1010 10th Street, Suite 100, Golden, CO.

     We do not invest in real estate or real estate mortgages, nor do we invest in the securities of or interests in persons primarily engaged in real estate activities.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Promoters.

On April 27, 2000, the Company entered into a one-year agreement with Charter Bridge Financial ("Charter Bridge") for the purpose of investor relations and public promotion. The agreement called for the Company to pay Charter Bridge $10,000.00 initially and a monthly fee of $4,500.00 thereafter. Additionally, we agreed to issue to Charter Bridge 70,000 unregistered shares of our common stock upon execution of the agreement and three additional installments of 70,000 unregistered shares, on 8/1/2000, 11/1/2000, and finally on 2/1/2001. On September 27, 2000 the Company terminated Charter Bridge pursuant to the terms of the agreement, for unsatisfactory or non-performance. To date, Charter Bridge has received $19,000 and 140,000 shares in fees for services.

In July 1999, the Company engaged Jack Augsback and Associates, a Florida licensed broker, ("Augsback") to serve as its exclusive agent for placement opportunities. We agreed to pay Augsback commissions equal to ten percent of the gross proceeds from placement offerings, with an additional one percent non-accountable expense allowance also in cash. Additionally, we granted Augsback warrants equal to five percent of the gross proceeds from placement offerings. On July 6, 2000, the Company cancelled its placement agent contract with Augsback. As of the termination date, The Company had paid Augsback a total of $128,146.35 in commissions and costs.

On December 7, 1998, the Company entered into a two-year agreement with Potter Financial, Inc. (Potter) for the purpose of investor relations and public promotion. Pursuant to an addendum to the contract, Potter is entitled to purchase options in the company as follows in consideration for services rendered in the contract:

                             100,000 shares @ $0.05

                             100,000 shares @ $0.10

                             100,000 shares @ $0.75

                             100,000 shares @ $1.00

                             100,000 shares @ $1.50

                             100,000 shares @ $2.00

                             100,000 shares @ $2.50

                             100,000 shares @ $3.00

The original option contract will lapse December 31, 2000. On July 17, 2000 the Company's Board of Directors passed a resolution extending the exercise period to December 31, 2002, so that the issuable shares could be registered in this registration statement. The Company's contract with Potter expires on December 6, 2000.

    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          Since May 27, 1998, our shares have been traded through the over-the-counter market through the NASD OTC Electronic Bulletin Board ("OTCBB") marketplace under the symbol AMCI. Since that date, our shares have traded on the Bulletin Board at prices ranging from $.19 to $2.125; however, there can be no assurance that our shares will continue to trade within this range, given the effect of the shares being registered hereby. Listed below are the high and low bid for each of the last eight quarters after giving retroactive effect to the one-for-ten reverse stock split on August 27, 1998. The quotations reflect inter-dealer prices, without retail mark-ups, markdowns or commissions and may not represent actual transactions.

FISCAL YEAR ENDED JULY 31, 2000                            HIGH      LOW
                                                        ---------  ---------
First Quarter                                             $ .344      $.250
Second Quarter                                            $1.344      $.203
Third Quarter                                             $1.563      $.906
Fourth Quarter                                            $1.063      $.625

FISCAL YEAR ENDED JULY 31, 1999                            HIGH      LOW
                                                        ---------  ---------
First Quarter                                             $1.170      $.350
Second Quarter                                            $ .700      $.109
Third Quarter                                             $ .580      $.250
Fourth Quarter                                            $ .530      $.200

     As of September 30, 2000, the Company had 785 Shareholders of Record.

     Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors, out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future, and has not paid dividends at any time in the past.

     The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

          The Company's stock registrar and transfer agent is Securities Transfer Corporation.

                             EXECUTIVE COMPENSATION

The following tables summarize the executive compensation earned or paid for services rendered for the fiscal years ended July 31, 2000, 1999 and 1998:

                                                            Other
                         Fiscal                          Compensation     Total
Name and Principal        Year   Salary       Bonus       on (1),(2)       (2)
Position

Andrew F. Cauthen         2000   120,000        --             14,500    134,500
 President                1999    15,000        --               --       15,000
 Chief Executive Officer  1998      --          --               --         --
 Director

Steve Watwood             2000    96,000        --               --       96,000
 VP Business Development  1999    98,001        --            186,500    284,501
 Chairman of the Board    1998    78,000        --               --       78,000
 Director

Bruce Bacon               2000    96,000        --               --       96,000
 VP of Engineering        1999    96,000        --            106,500    202,500
 Chief Technology Officer 1998    43,298        --               --       43,298
 Director

Shirley Harmon            2000      --          --               --         --
 Secretary                1999      --          --             13,313     13,313
 Director                 1998      --          --               --         --

James Statham (3)         2000    96,000        --               --       96,000
 Chief Operations Officer 1999    98,001        --            226,250    324,251
 Director                 1998    92,667        --               --       92,667

All Executives as a       2000   408,000        --             14,500    422,500
Group                     1999   307,002        --            532,563    839,565
                          1998   213,965        --               --      213,965

  (1)  Includes the value of restricted common stock issued

  (2) Does not include the value of long-term compensation in the form of options issued to officers, included in the OPTIONS/SAR GRANTS table below.

  (3) Resigned as an officer and director effective September 30, 2000.

  Any increase in Officer compensation would be predicated on prevailing industry standards and the existing financial situation of the Company. The Board of Directors may authorize an increase in the compensation of the Company's executive officers without a vote of Shareholders.

  We did not make any bonus cash payments to our executive officers; however, the Company may, in the future, develop programs which may include bonus payments.

     The Company does not compensate its Directors for their participation. The Company does not provide for agreements with any of its executive officers. However, the Company may, in the future, need to compete for the services of its executive officers, at which time, the Board of Directors may adopt and require its executive officers to execute employment agreements.

                            OPTIONS/SAR GRANTS TABLE

     The following options table reflects long-term compensation in the form of individual grants of stock options of the Company made during the last completed fiscal year to each of the named executive officers:

             OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)

                                  Percent of

                                 Number of Total

                     Securities   Options/SAR Exercis
                     Underlying    s Granted    e of

                       Options        to        Base
                     Granted (#)   Employees   Price   Expirati
      Officer                      in Fiscal   ($/Sh)   on Date
                                     Year

Andrew F. Cauthen      1,200,000       65.87%    $.19  1-14-2004

Shirley Harmon            50,000        2.74%    $.19  1-14-2004

FINANCIAL STATEMENTS

Our financial statements are included below (with an index listing all such statements) in response to this item.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


INDEPENDENT AUDITOR'S REPORT                                             F - 2

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets                                         F - 3

     Consolidated Statements of Operations                               F - 4

     Consolidated Statements of Deficiency in Assets                     F - 5

     Consolidated Statements of Cash Flows                               F - 6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      F - 7 to F - 16

[LOGO]
Dohan and Company                                  7700 North Kendall Drive, 204
Certified Public Accountants                       Miami, Florida     33156-7564
A Professional Association                         Telephone      (305) 274-1366
                                                   Facsimile      (305) 274-1368
                                                   E-mail         info@uscpa.com
                                                   Internet        www.uscpa.com

                           INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
American Millennium Corporation, Inc. and subsidiary
Golden, Colorado

We have audited the accompanying consolidated balance sheets of American Millennium Corporation, Inc. and subsidiary as of July 31, 2000 and 1999, and the related consolidated statements of operations, deficiency in assets and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Millennium Corporation, Inc. and subsidiary at July 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has a deficiency in assets that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                              /s/ Dohan and Company, P.A.
                                                    Certified Public Accountants

Miami, Florida
September 9, 2000, except as to
  Note 15, which is November 9, 2000


Member:
Florida Institute of Certified Public Accountants

American  Institute of Certified Public  Accountants - Private Companies and SEC
  Practice Sections
SC International - Offices in Principal Cities World-Wide                 [LOGO]

AMERICAN MILLENNIUM CORPORATION, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------
July 31,                                                   2000        1999
-----------------------------------------------------------------------------
                                     ASSETS

CURRENT ASSETS
  Cash and cash equivalents ..........................  $ 105,148 $    13,236
  Accounts receivable, less allowance for doubtful
    accounts of $1,564 and $640 ......................     23,899      20,365
  Inventories ........................................     21,161       5,975
  Prepaid expenses ...................................     41,514        --
  Discount on issuance of debt........................     41,875        --
-----------------------------------------------------------------------------
TOTAL CURRENT ASSETS .................................    233,597      39,576
-----------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET ..........................    154,714      68,365
-----------------------------------------------------------------------------
OTHER ASSETS
  Long-term portion of non-compete agreement .........    138,639        --
  Available-for-sale equity security .................     14,390      14,390
  Security deposits ..................................      7,407       2,653
  Other assets .......................................        760        --
  Deferred income tax asset, less valuation
    allowance of $3,385,497 and $2,928,303 ...........       --          --
-----------------------------------------------------------------------------
TOTAL OTHER ASSETS ...................................    161,196      17,043
-----------------------------------------------------------------------------
TOTAL ASSETS .........................................$   549,507 $   124,984
=============================================================================

                      LIABILITIES AND DEFICIENCY IN ASSETS

CURRENT LIABILITIES
  Accounts payable ....................................$  226,792 $   172,265
  Accrued payroll and related taxes ...................    44,149      89,908
  Accrued liabilities .................................   468,827     321,667
  Current portion of capitalized lease obligations ....    24,473      10,664
  Notes payable to officers ...........................   210,992      91,970
  Notes payable to related parties ....................    62,285      69,885
  Note payable to shareholder .........................    25,899      45,647
  Advances from officers ..............................    24,952      38,665
-----------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES ............................. 1,088,369     840,671

LONG-TERM PORTION OF CAPITALIZED LEASE OBLIGATIONS ....    16,713      17,678
-----------------------------------------------------------------------------
TOTAL LIABILITIES ....................................  1,105,082     858,349
-----------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 3,8,11 AND 13)

DEFICIENCY IN ASSETS
  Preferred stock, 10,000,000 shares authorized;
    none issued                                              --          --
  Common stock, $.001 par value, 60,000,000 shares
    authorized; 21,402,284 and 16,403,472 shares
    issued and outstanding ...........................     21,402      16,404
  Additional paid-in capital ......................... 14,099,236  11,200,669
  Accumulated deficit.................................(14,687,563)(11,961,788)
  Accumulated other comprehensive income .............     11,350      11,350
-----------------------------------------------------------------------------
TOTAL DEFICIENCY IN ASSETS ...........................   (555,575)   (733,365)
-----------------------------------------------------------------------------
TOTAL LIABILITIES AND DEFICIENCY IN ASSETS ...........$   549,507 $   124,984
=============================================================================
See accompanying notes.
                                       F-3

AMERICAN MILLENNIUM CORPORATION, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------
For the Years Ended July 31,                                2000        1999
------------------------------------------------------------------------------
REVENUES..............................................$   341,418 $    320,685
COST OF REVENUES .....................................    212,606      244,023
------------------------------------------------------------------------------
GROSS PROFIT..........................................    128,812       76,662
------------------------------------------------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
  Compensation to officers and directors .............  1,273,153      966,683
  Consulting - others ................................    135,641       80,838
  Professional .......................................    184,574      269,632
  Employee salaries ..................................    423,171         --
  Employee benefits and payroll taxes ................     59,855         --
  Research and development ...........................    136,507        5,384
  Travel .............................................    110,315       84,765
  Telephone and utilities ............................     46,529       51,782
  Depreciation and amortization ......................     16,688       12,860
  Other ..............................................    224,621       72,790
------------------------------------------------------------------------------
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ...  2,611,054    1,544,734
------------------------------------------------------------------------------
LOSS FROM OPERATIONS ................................. (2,482,242)  (1,468,072)
------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
  Litigation settlement ..............................       --        (20,000)
  Interest expense ...................................   (148,208)     ( 7,057)
  Amortization of loan costs .........................   (109,647)        --
  Loss on disposal of property and equipment .........    (25,689)     (38,707)
  Miscellaneous income ...............................     40,011        6,342
------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSES) ........................   (243,533)     (59,422)
------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES ............................. (2,725,775)  (1,527,494)
INCOME TAXES .........................................       --          --
------------------------------------------------------------------------------
NET LOSS ............................................. (2,725,775)  (1,527,494)
------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME
  Unrealized gain on available-for-sale
    equity security ..................................       --         11,350
------------------------------------------------------------------------------
COMPREHENSIVE LOSS ...................................$(2,725,775) $(1,516,144)
==============================================================================
BASIC AND DILUTED NET LOSS PER COMMON SHARE ..........     $(0.15)      $(0.11)
==============================================================================
BASIC AND DILUTED COMPREHENSIVE LOSS PER COMMON SHARE      $(0.15)      $(0.11)
==============================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  (BASIC AND DILUTED) ................................. 18,218,392  14,215,132
==============================================================================
See accompanying notes.

AMERICAN MILLENNIUM CORPORATION, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF DEFICIENCY IN ASSETS
FOR THE YEARS ENDED JULY 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                                     Accumulated

                                   Additional                              Total
                  Common Stock     Paid-in     Accumulated            Deficiency
Description    Shares     Amount   Capital     Deficit      Other      in Assets
--------------------------------------------------------------------------------
Balance -
July 31, 1998 12,329,514 $12,330 $10,157,121   $(10,434,294)$( 8,000)$ (272,843)

Common stock
 exchanged for

 services        174,958     175     153,307           --       --      153,482
Common stock
 issued under
 employee stock
 incentive

 plan          1,775,000   1,775     378,075           --       --      379,850
Cancellation of
 treasury stock     --      --        (8,000)          --      8,000       --
Common stock
 assigned
 from Global
 Investments
 for debt

 reduction       591,000     591        (591)          --       --         --
Common stock
 issued for
 compensation  1,033,000   1,033     311,457           --       --      312,490
Sale of common
 stock           200,000     200      99,800           --       --      100,000
Common stock
 issued for
 loan repayment  300,000     300     109,500           --       --      109,800
Other comprehensive income:
 Change in
  unrealized gain
  on security available-
  for-sale,
  net of tax        --       --         --             --     11,350     11,350
Net loss for

 the year           --       --         --       (1,527,494)    --   (1,527,494)
--------------------------------------------------------------------------------
Balance -
July 31, 1999 16,403,472   16,404 11,200,669    (11,961,788)  11,350   (733,365)

Sale of

 common stock  3,130,001    3,130    713,520           --       --      716,650
Common stock
 issued for

  interest        25,000       25      6,225           --       --        6,250
Common stock
 issued for
 compensation    200,000      200      72,300          --       --       72,500
Common stock
 exchanged for
 services        165,200      165      87,365          --       --       87,530
Common stock
 exchanged for
 100% ownership
 in CompuGraphics

 Corp.           600,000      600         --           --       --          600
Common stock
 issued for
 payment of
 accounts

 payable          23,170       23       19,440         --       --       19,463
Conversion of
 debt to equity  855,441      855      951,646         --       --      952,501
Stock options
 issued for

 services           --       --      1,048,670         --       --    1,048,670
Net loss for
 the year           --       --           --     (2,725,775)    --   (2,725,775)
--------------------------------------------------------------------------------
Balance -
July 31, 2000 21,402,284  $21,402  $14,099,236 $(14,687,563) $11,350 $ (555,575)
================================================================================
See accompanying notes.
                                       F-5

AMERICAN MILLENNIUM CORPORATION, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
For the Years Ended July 31,                                2000        1999
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) ........................................$(2,725,775) $(1,527,494)
      Adjustments to reconcile net (loss) to net
        cash used used by operating activities:
        Depreciation and amortization .................     17,798       14,995
        Amortization of loan costs.....................    109,647         --
        Provision for bad debts .......................      1,564          640
        Loss on disposal of property and equipment ....     25,689       38,707
        Common stock exchanged for services ...........     87,530      153,482
        Common stock issued under employee stock
          incentive plan ..............................       --        379,850
        Stock options issued in consideration for past
          services ....................................  1,048,670         --
        Common stock issued for compensation ..........     72,500      312,490
        Note payable issued for compensation ..........       --         15,000
     (Increase) decrease in assets:
        Accounts receivable ...........................     (5,098)     (21,005)
        Inventory .....................................    (15,186)      (5,975)
        Prepaid expenses ..............................     (6,514)      40,375
        Other current assets ..........................    (42,893)     (14,003)
      Increase (decrease) in liabilities:
        Accounts payable ..............................     54,527       50,966
        Accrued payroll and related taxes .............    (45,759)     (76,597)
        Accrued liabilities ...........................    147,160      339,995
--------------------------------------------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES ................. (1,276,140)    (298,574)
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Receipts

   Proceeds from disposal of property and equipment ...      1,700         --
--------------------------------------------------------------------------------
RECEIPTS FROM INVESTING ACTIVITIES ....................      1,700         --
--------------------------------------------------------------------------------
 Disbursements

   Acquisition of property and equipment ..............   (129,157)     (41,912)
   Acquisition of non-compete agreement ...............   (175,000)        --
   Additional security deposits and other .............   (  5,514)        --
--------------------------------------------------------------------------------
DISBURSEMENTS FROM INVESTING ACTIVITIES ...............   (309,671)     (41,912)
--------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES .................   (307,971)     (41,912)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Receipts

   Proceeds from advances by officers ..................      --         38,665
   Proceeds from notes payable to officers .............   150,000       40,792
   Proceeds from related parties contributed to capital       --           --
   Proceeds from related parties, net ..................     9,000      166,385
   Proceeds from note payable stockholder ..............       200       12,000
   Proceeds from issuance of common stock, net ......... 1,585,218      100,000
   Proceeds from capitalized leases ....................    13,809         --
--------------------------------------------------------------------------------
RECEIPTS FROM FINANCING ACTIVITIES ..................... 1,758,227      357,842
--------------------------------------------------------------------------------
Disbursements

   Payments on notes due stockholder ...................   (19,948)        --
   Payments on notes due related parties ...............   (16,600)        --
   Payments on advances by officers, net ...............   (13,713)      (5,296)
   Payments on notes payable to officers ...............   (30,978)        --
   Payments on capitalized leases ......................      (965)        --
--------------------------------------------------------------------------------
DISBURSEMENTS FROM FINANCING ACTIVITIES ................   (82,204)      (5,296)
--------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES .............. 1,676,023      352,546
--------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..............    91,912       12,060

CASH AND CASH EQUIVALENTS - BEGINNING ..................    13,236        1,176
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - ENDING .....................$  105,148  $    13,236
================================================================================
SUPPLEMENTAL DISCLOSURES:
   Cash paid during the year for:
     Interest ..........................................$    5,471  $     2,039
     Income taxes ......................................$    --     $      --

   In addition to amounts reflected above, common stock was issued for:
     Notes payable to related parties ..................$    --     $    96,500
     Note payable to officer ...........................$    --     $    19,300
     Advances to officer reduced accrued liabilities ...$   52,500  $    65,921
     Equipment was exchanged for debt reduction ........$    --     $     6,000
     Reduction of accounts payable .....................$   19,463  $      --
================================================================================
See accompanying notes.

AMERICAN MILLENNIUM CORPORATION, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2000 AND 1999

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY American Millennium Corporation, Inc. (Company), a New Mexico corporation, was organized in 1979 and has provided engineering services relating to research and development activities for outside parties as well as internal product development. The Company has developed various proprietary and patented technologies for industrial and consumer application.

BUSINESS COMBINATION A controlling interest (79.3%) of American Millennium Corporation, a Delaware corporation, was acquired in October 1997. The remaining interest in American Millennium Corporation was acquired under an Agreement and Plan of Merger dated May 27, 1998, when the companies merged, with the parent as the surviving corporation. Upon completion of the merger, the Company changed its name from Energy Optics, Inc. to American Millennium Corporation, Inc.

NATURE OF OPERATIONS Since the merger, operations have been focused primarily on hardware and software combinations to facilitate timely, accurate and cost effective one-way and two-way monitoring of information. This is achieved through a variety of platforms including satellite, cellular, various radio frequency protocols and wireline.

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of American Millennium Corporation, Inc. (AMCI) and its wholly-owned subsidiary, CompuGraphics Corporation (CompuGraphics). All significant intercompany accounts and transactions of American Millennium Corporation, Inc., and Subsidiary (the Company) for the periods presented have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

INVENTORIES Inventories consist of Subscriber Communicators and related parts. Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost. Depreciation of equipment is provided over estimated useful lives ranging from five years to seven years, using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Gains and losses on disposition of property and equipment are included in income as realized.

AVAILABLE-FOR-SALE EQUITY SECURITIES The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity securities." This statement requires securities that are available for sale to be carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

INCOME TAXES Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement 109 No. (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns. Current and deferred taxes are allocated to members of the consolidated group by applying FASB Statement No. 109 to each member as if it were a separate taxpayer.

INCOME TAX CREDITS Income tax credits will be recognized as a reduction of the provision for income taxes in the year in which utilized.

AMORTIZATION OF LOAN COSTS Loan costs incurred in the acquisition of indebtedness is amortized using the straight-line method over term of the respective debt instrument.

CONCENTRATIONS OF CREDIT RISK AND ECONOMIC DEPENDENCE Concentrations of credit risk with respect to receivables results from the fact that approximately 56% of accounts receivable at July 31, 2000, was due from two customers. Further, approximately 62% of revenues from the sale of products and services are to three customers.

Risks associated with industry concentrations are limited due to the wide variety of customers and markets into which the Company's products and services are provided, as well as their dispersion across many different geographic areas.

The Company is economically dependent on ORBCOMM USA, L.P. (ORBCOMM), which has filed for protection under Chapter 11 of the Federal Bankruptcy Act, and Vistar Datacom, for whom it is a value-added reseller. ORBCOMM and Vistar both provide satellite service for the Company's monitoring devices and are also the suppliers for the main component of the Company's Subscriber Communicators.

USE OF ESTIMATES The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

RECLASSIFICATIONS Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the 2000 financial statements.

RESEARCH AND DEVELOPMENT COSTS Research and development costs are expensed as incurred.

ADVERTISING Advertising costs are expensed as incurred.

COMPUTER SOFTWARE DEVELOPED FOR INTERNAL USE Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") issued by the American Institute of Certified Public Accountants is effective for financial statements beginning after December 15, 1998, SOP 98-1 requires that costs incurred in the preliminary stage of a development project be expensed as incurred, and that subsequent costs be capitalized or expensed, depending on criteria defined within SOP 98-1 Capitalized costs should be amortized on a straight-line basis unless another systematic basis is more representative of the software's use.

BASIC NET LOSS PER COMMON SHARE Basic net loss per common share before discontinued operations and extraordinary items is computed by dividing the loss before discontinued operations and extraordinary items by the weighted average number of common shares outstanding during each period. Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during each period. Available stock options at July 31,2000, were anti-dilutive and not considered common stock equivalents for purposes of computing loss per common share.

IMPAIRMENT OF LONG-LIVED ASSETS The Company follows FASB Statement No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of the carrying amount or the fair value less cost to sell.

COMPREHENSIVE INCOME The Company has previously adopted FASB Statement No. 130 (SFAS 130) "Reporting Comprehensive Income". This statement establishes standards for reporting of comprehensive income and its components (revenues, expenses, gains, losses) in financial statements and requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income consists of the unrealized gain on marketable securities and is presented in the Statements of Deficiency in Assets. The adoption of SFAS 130 had no impact on the Company's net income or total shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company has adopted FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivatives and whether it qualifies for hedge accounting. This statement is not expected to have a material impact on the Company's consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS Cash, receivables, accounts payable, debt, accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with current market rates.

RECLASSIFICATIONS Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation of the current year consolidated financial statements. Additionally, retroactive effect has been given to the merger for purposes of comparative consolidated financial statement presentation.

NOTE 2. RELATED PARTY TRANSACTIONS

ADVANCES Notes payable to officers at July 31, 2000 and 1999, were $235,944 and $130,635, respectively. These notes are unsecured, due at various dates through July 31, 2001, and provide for annual interest at 6%. For the year ended July 31, 2000, officers of the Company advanced funds to the Company totaling $150,000.

Notes payable to parties related by virtue of common control at July 31, 2000 and July 31, 1999 were $62,285 and $69,885, respectively. These notes are unsecured, due at various dates through July 31, 2001, and provide for annual interest at 6%. For the year ended July 31, 2000, related parties of the Company advanced funds to the Company totaling $9,000.

STOCK FOR SERVICES Common stock issued to related parties are shares that have been recorded using the lower of the average price on the date issued or maximum offering price unless a value was otherwise stated, subject to a certain discounts.

On August 13, 1999, the Board of Directors authorized the issuance of 165,000 shares of S8 free trading common stock. 100,000 shares of were given to one officer of the company for services to be rendered, and 65,000 shares were paid to a consultant in settlement of an outstanding liability in the amount of $13,000. The stock was valued at $33,000.

Effective February 29, 2000 the corporate secretary resigned. The Board of Directors authorized the issuance of 100,000 shares of restricted common stock of the company valued at $52,500 and a cash payment of $17,500 in settlement of accrued compensation and out-of-pocket expenses.

NOTE 3.  BUSINESS COMBINATION

On July 18, 2000, the Company completed a merger with CompuGraphics Corporation by exchanging 600,000 shares of its common stock for all of the common stock of CompuGraphics. The merger has been accounted for as a pooling of interests and accordingly all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of CompuGraphics.

Prior to the merger CompuGraphics' fiscal year ended on December 31. In recording the business combination, CompuGraphics prior period financial statements have been restated to conform with the Company's year end. The effects of conforming CompuGraphics accounting policies to those of the Company were not material.

NOTE 4. SEGMENTS AND RELATED INFORMATION

During the current year, the Company adopted FASB Statement No. 131 (SFAS No.
131), "Disclosures about Segments of an Enterprise and Related Information," which changes the way the Company reports information about its operating segments.

The Company's two business segments have separate management teams and infrastructures that offer different services. They are managed separately because each business segment provides different unrelated services. The Company's two business segments are:

(1) AMCI providing hardware and software combinations to facilitate timely, accurate and cost effective one-way and two-way monitoring of information

(2) CompuGraphics becoming an Applications Service Provider, referred to as an ASP, that will provide high value software and additional services through the Internet.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The Company evaluates performance based on operating earnings of the respective business units.

The following segment information includes allocations of certain costs, including overhead and shared services which are allocated based on revenues, payroll and other factors. These agreed-upon amounts between the segments may differ from amounts that would be negotiated in an arms-length transaction.

Year ended July 31, 2000    AMCI        Compugraphics          Total
-------------------------------------------------------------------------------
Revenues earned -
  External customers    $  118,322      $   223,096          $   341,418
  Intersegment          $     -         $    -               $      -
-------------------------------------------------------------------------------
  Total revenues earned $  118,322      $   223,096          $   341,418
===============================================================================
Gross margins           $(  10,103)     $   138,915          $   128,812
===============================================================================
Operating (loss) income $(2,743,817)    $    18,042          $(2,725,775)
===============================================================================
Depreciation and

  amortization          $    14,290    $     3,508           $   17,798
===============================================================================
Interest expense        $   134,922    $    10,390           $  145,312
===============================================================================
Total assets            $   531,909    $    17,598           $  549,507
===============================================================================
Capital expenditures    $   127,817    $     1,340           $  129,157
===============================================================================

Year ended July 31, 1999    AMCI        Compugraphics          Total
-------------------------------------------------------------------------------
Revenues earned -
  External customers    $   127,366    $   193,319           $  320,685
  Intersegment          $      -       $      -              $      -
-------------------------------------------------------------------------------
  Total revenues earned $   127,366    $   193,319           $  320,685
===============================================================================
Gross margins           $    29,186    $    47,476           $   76,662
===============================================================================
Operating (loss)        $(1,508,915)   $   (18,579)          $(1,527,494)
===============================================================================
Depreciation and

  amortization          $    11,204    $     1,850           $    13,054
===============================================================================
Interest expense        $     3,204    $     3,853           $     7,057
===============================================================================
Total assets            $   100,010    $    24,974           $   124,984
===============================================================================
Capital expenditures    $    26,148    $    15,764           $    41,912
===============================================================================

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                           2000         1999
-----------------------------------------------------------------------------
  Office furniture and equipment                       $ 139,059   $   62,429
  Demonstrator Subscriber Communicators                   30,754       15,379
  Subscriber Communicators leased to customer              7,768        7,768
  Transportation equipment                                  --           --
-----------------------------------------------------------------------------
                                                         177,581       85,576
  Accumulated depreciation                            (   22,867)  (   17,211)
-----------------------------------------------------------------------------
  Property and equipment, net                          $ 154,714   $   68,365
=============================================================================

Depreciation expense for the years ending July 31, 2000 and 1999, amounted to $15,419 and $15,188, respectively. Of these amounts, $14,309 and $14,994 are included in other selling, general and administrative expenses for July 31, 2000 and 1999, respectively; and $1,109 and $194 are included in cost of revenues for July 31, 2000 and July 31, 1999, respectively.

NOTE 6.  AVAILABLE-FOR-SALE EQUITY SECURITY

Archibald Brothers Fine Beverages, Inc. (Archibald) is a closely-held company in which the Company owns 30,400 shares of common stock. The security is classified as available-for-sale and shares are held in escrow pursuant to an agreement providing for the sale of shares under an option to a third party. Under this agreement the J.M. Smucker Company (a minority shareholder) has the option to acquire all remaining shares of Archibald at a predetermined formula price at the earlier of three years or upon sales reaching $28 million.

                        Estimated         Gross Unrealized
                        Fair Value              Gain          Historical Cost
-----------------------------------------------------------------------------
3,040 common shares
Archibald Brothers

Fine Beverages, Inc.    $  14,390             $  11,350               $ 3,040
=============================================================================

In addition to the 30,400 shares of Archibald's common stock already owned, the Company has options to purchase up to 69,600 shares of common stock at $1 on or before October 31, 2001.

NOTE 7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued liabilities consisted of the following:

                                                            2000        1999
-----------------------------------------------------------------------------
    Professional fees                                  $  133,874   $  42,910
    Consulting - officers                                 326,953     252,894
    Royalties                                                --         5,862
    Settlement                                              8,000      20,000
 -----------------------------------------------------------------------------
                                                       $  468,827   $ 321,666
=============================================================================

NOTE 8.  COMMON STOCK

STOCK ISSUED FOR SERVICES During the year ended July 31, 2000, the Company issued 123,370 shares of unregistered common stock pursuant to a Consultant Services Plan. The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Sec. 401 of the Internal Revenue Code of 1986, as amended. Shares have been recorded using the lower of the average price on the date issued or maximum offering price unless a value was otherwise stated.

On April 27, 2000, the Company entered into an agreement with The Charterbridge Financial Group, Inc. for consultation services in connection with new business opportunities and promotion of the Company to the public. The agreement calls for the issuance of 70,000 unregistered shares of the Company's common stock each quarter along with a monthly cash payment of $4,500. In April of 2000, 70,000 unregistered shares of the Company's common stock valued at $70,000 were issued to various employees of the Charterbridge Financial Group, under the Consultant Services Plan. In October of 2000, the Company terminated the services to be provided by that company. 70,000 shares of the Company's unregistered common stock and a cash payment of $13,500 are to be paid by the Company in settlement of the agreement.

During fiscal year 2000, the Company issued a total of 53,370 unregistered shares of common stock under the Consultant Services Plan as compensation for services to various consultants valued at $23,993.

In an April 7, 2000 Resolution, the Board approved the issuance to Baker, Johnston & Wilson LLP, for professional services rendered as transaction counsel for the Series 1 Convertible Notes, a Common Stock Purchase Warrant to acquire up to 10,000 shares of the Common Stock of the Company for an exercise price of $1.00 per share.

See Note 3 for stock issued for services to related parties.

SALE OF COMMON STOCK On February 1, 2000, the Board of Directors authorized the issuance of 100,000 shares of restricted common stock to one investor pursuant to a private offering made in accordance with the exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received net proceeds of $22,220 from the sale of these shares after issuance costs of $2,780.

On February 14, 2000, the Board of Directors authorized the issuance of 500,000 shares of restricted common stock to two investors pursuant to a private offering made in accordance with the exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received net proceeds of $100,922 from the sale of these shares after issuance costs of $24,078.

On February 14, 2000, the Board of Directors authorized the issuance of 868,001 shares of restricted common stock to eight investors pursuant to a private offering made in accordance with the exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received net proceeds of $201,200 from the sale of these shares after issuance costs of $15,800.

On February 25, 2000, the Board of Directors authorized the issuance of 553,000 shares of restricted common stock to six investors pursuant to a private offering made in accordance with the exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received net proceeds of $112,325.25 from the sale of these shares after issuance costs of $25,925.

On March 10, 2000, the Board of Directors authorized the issuance of 429,000 shares of restricted common stock to four investors pursuant to a private offering made in accordance with the exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received net proceeds of $92,902.50 from the sale of these shares after issuance costs of $14,347.50.

On April 7, 2000 the Board of Directors authorized the issuance of 280,000 shares of restricted common stock to five investors pursuant to a private offering made in accordance with the exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received net proceeds of $59,570 from the sale of these shares after issuance costs of $10,430.

The Company issued a total of 3,080,000 shares of stock pursuant to the Regulation D, Rule 506 offering. Each of these shares issued carries a warrant to purchase one additional share of the Company's common stock for $.25 per share. The warrants expire 5 years from the date of the purchase of the original shares.

On July 31, 2000 the Company issued 50,000 shares to an individual investor for $1.00 per share. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $1.00.

STOCK OPTIONS On July 18, 2000, the Board of Directors granted to various officers and directors of the Company stock options in consideration for past services to the Company. At July 31, 2000, there were 1,821,875 shares under option at an exercise price of $.19 per share which expire on January 14, 2004. The options vest immediately upon grant and shall be exercisable commencing January 15, 2001. Compensation expense of $1,048,671 has been recognized in the current fiscal year relating to the granting of these options.

Pursuant to employment agreements entered into during fiscal year 2000, certain employees were granted options to purchase the Company's common stock at $1.00 per share, which was less than 100% of the market price on the dates the options were granted. Accordingly, no compensation expense has been recorded in the current fiscal year relating to these options. The options vest after one year of service and have a maximum term of 3 years. At July 31, 2000, 1,045,000 shares were reserved for future issuance under the plan.

On June 8, 2000, the Company entered into an option agreement with six private investors. Pursuant to the terms of the agreement, the investors will have rights to purchase from the Company options and warrants up to an aggregate of 8,000,000 newly issued shares of the Company's common capital stock, at prices ranging from $1.00 to $5.25 per share. The option agreement originally expired on August 8, 2000, and has been extended three times until November 22, 2000.

On June 12, 2000, a convertible note of approximately $802,500 was converted into unregistered common shares of the Company. 502,00 shares were converted at $1.00 per share and 352,941 shares were converted at $.85 per share. Each of the shares converted carried a warrant to purchase one additional share of common stock at the respective conversion price. The warrants expire 3 years from the date of the purchase of the original shares.

NOTE 9. EMPLOYEE STOCK INCENTIVE PLAN

In January 1999, the Board of Directors approved an outline for an Employee Stock Incentive Plan (ESIP). The plan provides for 8,100,000 shares of the Company's restricted common stock to be issued as incentive compensation. The plan calls for twenty-five (25%) of the shares available to each participant to be issued when the participant has concluded six months of service. An additional twenty-five (25%) of the available stock is to be issued when the participant has concluded one year of service. The balance of the available stock is to be issued upon completion of one and one-half years of service.

Although the plan was approved by the Board of Directors and the first increment of stock issuances has been made, this plan has not yet been formalized. On January 12, 2000, the Board of Directors rescinded the ESIP and no further restricted common stock of the company will be issued under the provisions of the plan.

NOTE 10. INCOME TAXES

Deferred income taxes and benefits for 2000 and 1999 are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 35%) of these temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                                         Current
                                                                          Period

                                            1999         Changes          2000
-----------------------------------------------------------------------------
Deferred tax assets:
Accrued officers' compensation        $    88,513     $  25,923  $    114,436
Excess tax depreciation
 over book depreciation                      --            --            --
Net operating loss carryforwards        2,466,905       546,940     3,013,845
Capital loss carryforwards                815,035          -          815,035
-----------------------------------------------------------------------------
                                        2,905,420       465,033     3,943,316
Investment credit carryforwards             4,923        (1,087)        3,836
Research credit carryforwards              17,543          --          17,543
-----------------------------------------------------------------------------
                                        3,392,919       464,616     3,964,695
Valuation allowance                    (3,385,497)     (457,194)   (3,950,273)
-----------------------------------------------------------------------------
Deferred tax asset                    $     7,422     $    --     $    14,422
-----------------------------------------------------------------------------
Deferred tax liabilities:
Unrealized gain on
 available-for-sale security          $     3,973     $    --     $     3,973
Excess book depreciation over
 tax depreciation                           3,499         7,000        10,449
-----------------------------------------------------------------------------
Deferred tax liability                      7,422          --          14,422
-----------------------------------------------------------------------------
Net deferred tax asset (liability)    $      -        $    --     $      --
=============================================================================

For the year ended July 31, 2000, a $???NONE net operating loss expired, while the Company generated, for U.S. income tax purposes, a net operating loss of approximately $1,562,687, resulting in a total loss carryforward of $8,610,987. Capital loss carryforwards at July 31, 2000, were $2,328,670. These loss carryforwards expire at various dates through the year 2019.

A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that a portion of the deferred income tax benefits will not be realized. It is Management's opinion that it is more likely than not that the entire deferred tax benefit may not be recognized in future years because the utilization of the remaining carryforwards is dependent on the Company's ability to generate sufficient taxable income during the carryforward periods and no further significant changes in ownership. Therefore, a valuation allowance equal to the deferred tax benefit has been established, resulting in no deferred tax assets as of the balance sheet dates.

During the year ended July 31, 1998, there were significant ownership changes in the Company as defined in Section 382 of the Internal Revenue Code. As a result of these changes, the Company's ability to utilize net operating losses available before the ownership change is restricted to a total of approximately $1,775,483 per year (approximately 5.33% of the market value of the Company at the time of the ownership change). Therefore, substantial net operating loss carryforwards will, in all likelihood, be eliminated in future years due to the change in ownership.

For the year ended July 31, 2000, tax credits of $1,087 expired. Remaining tax credits total $21,379 which expire at various dates through 2005. As a result of significant changes in ownership as defined in Section 383 of the Internal Revenue Code, the Company's ability to utilize tax credits available before the ownership change will be limited.

NOTE 11. OPERATING AND ECONOMIC CONDITIONS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, conditions have limited the ability of the Company to market its products and services at amounts sufficient to recover its operating and administrative costs and the Company realized substantial losses on discontinued operations. As a result, the Company has incurred operating losses of $2,723,022 and $1,519,450 for the years ending July 31, 2000 and 1999, respectively.

In addition, the Company has used substantial working capital in its operations. As of July 31, 2000 and 1999, current liabilities exceed current assets by $716,136 and $801,294, respectively. Cash used by operations for the years ended July 31, 2000 and 1999, amounted to $1,439,490 and $298,574, respectively.

Sales are expected to fund day-to-day operations and marketing activities related to digital, wireless and wireline communications endeavors. Management plans to raise additional capital by further issuance of the Company's common stock through the private offering of stock under Regulation D, Rule 506, an additional offering to the public under Form SB-2 and other capital instruments.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 12. NOTES PAYABLE

On April 7, 2000 the Company entered into the Series 1 Convertible Note Purchase Agreement (the "Agreement"). The agreement calls for the issuance of $1,000,000 of convertible notes. The notes are convertible after 120 days following the closing into 1,000,000 shares of the Company's common stock, at a conversion price of $1.00 per share.

In connection with this indebtedness agreement, the Company issued a detachable warrant with permits the holder to purchase 1,000,000 shares of the Company's common stock for $1.00 per share. The term of this warrant is for a period of 3 years from the date of grant.

The first closing of the convertible notes occurred on April 10, 2000 in the amount of $502,500. The borrowings bear interest at the rate of 10%, payable quarterly commencing July 10, 2000. The company received net proceeds of $430,160 after issuance costs of $72,340.

On June 6, 2000 the company entered into the second closing of the Series 1 Convertible Note Purchase Agreement in the amount of $300,000. The borrowings bear interest at the rate of 10%, payable quarterly commencing September 6, 2000. The company received net proceeds of $261,772 after issuance costs of $38,228.

The Agreement was subsequently amended on June 12, 2000 to permit early conversion (See Note 8).

NOTE 13. COMMITMENTS AND CONTINGENCIES

LITIGATION In August 1997, as part of a Stock and Asset Purchase Agreement, the Company issued 400,000 restricted shares of common stock to each of two individuals. The agreement was amended in October 1997, to reflect a lower valuation of the assets to be acquired in exchange for the common stock issued. Accordingly, it was necessary to reduce the number of shares to which these two individuals were entitled to 117,275 shares each. A letter was sent to the individuals requesting the return of the original shares in exchange for issuance of the appropriate number of shares. The original shares were returned on February 11, 2000 and the appropriate number of shares were issued on the same date.

On November 25, 1997, the Company executed an Equipment Lease Agreement with AT&T Capital Leasing Services, Inc. (AT&T). The term of the agreement was 60 months. The Company made only three payments and on October 20, 1998, AT&T repossessed the equipment. There was a claim against the Company for the balance due and owing under the Equipment Lease Agreement in the sum of $44,607. A settlement agreement was entered into on February 23, 2000 for $20,000 in full satisfaction of the claim. Accordingly, the Company has recorded an accrued liability of $20,000. As of July 31, 2000 the Company owes a remaining balance of $8,000 on this settlement.

OPERATING LEASES The Company's corporate headquarters are located in a 4,400 square foot facility in Golden, Colorado. Under the terms of a lease agreement dated December 8, 1999, the Company is to occupy the Golden offices for a term of 36 months beginning the first day of December 1999, with a monthly rent of $4,400. The Company's President and CEO operates out of an executive suite in Houston, Texas. This lease expires in November of 2000.

The Company also leases office equipment under non-cancelable lease expiring March 2003, with a monthly payment of $121.

Future minimum lease payments under all operating leases for years subsequent to July 31 are as follows:

          2000                                                   $   55,947
          2001                                                       54,225
          2002                                                       18,447
                                                                 ----------
                                                                      $  128,619

                                                                 ==========
Total rent expense was $46,335 and $15,762 for the years ended July 31, 2000 and 1999, respectively.

CAPITAL LEASES The Company leases certain computer and office equipment. The leases include options for renewal or purchase and contain clauses for payment of property taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Capital lease obligations consisted of the following:

                                                            2000       1999
                                                      -----------   ---------
Lease payments, payable in monthly installments totaling $2,789 and $1,118, respectively, inclusive of imputed interest at a rate of 11.6%, maturing at various dates

   through July 2004.                                $  41,186     $  28,342

Current obligations under capital leases             (  24,473)    (  10,664)
                                                     ---------     ---------
Long-term obligations under capital leases           $  16,713     $  17,678
                                                     =========     =========

Future minimum lease payments under capital leases for years subsequent to July 31, are as follows:

          2000                                                   $   27,813
          2001                                                       10,471
          2002                                                        4,583
          2003                                                        4,201
                                                                 ----------
                                                                      $   47,068

          Amount representing interest                           (    5,882)
                                                                 ----------
          Present value of future minimum lease payments         $   41,186
                                                                 ==========

SELF-INSURANCE The Company carries a $100,000 policy for general liability and property insurance. The Company has not obtained product liability insurance to date due to the cost of such insurance. ORBCOMM and Vistar provide one-year warranties on the Subscriber Communicators which is passed along to the customer. Management presently believes that there is no material risk of loss to the Company from product liability claims against the Company as a distributor.

YEAR 2000 The year 2000 issue results from certain computer systems and software applications that use only two digits (rather than four) to define the applicable year. As a result, such systems and applications may recognize a date of "00" as 1900 instead of the intended year 2000, which could result in data miscalculations and software failures. The Company previously conducted an assessment of its key computer systems and software applications to ensure that the integrity and accuracy of our computer systems, embedded systems and software applications that contain date sensitive operations or that involve date processing. To date the Company has upgraded its accounting software (accounts receivable, accounts payable and general ledger) to be Y2K compliant.

Based on its experience through July 31, 2000, the Company believes the cost of addressing the Year 2000 has not had a material impact on the Company's financial position or results of operation.

SECURITIES AND EXCHANGE COMMISSION PROCEEDING The Company is a party to a pending administrative proceeding initiated by the Securities and Exchange Commission. Although, the Commission alleged various violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against the Company, to date the Commission has not filed suit. An informal settlement has been reached in the matter which, if approved by the Commission, will not require payment.

NOTE 14.  SUBSEQUENT EVENTS - ADVANCES

During August, September and October of 2000, officers of the Company advanced $139,500 to the Company in the form of 30 day unsecured notes bearing interest at the rate of 11% per annum. During the same period, unrelated outside investors advanced $145,000 to the Company in the form of 30 day unsecured notes bearing interest at the rate of 11% per annum.

NOTE 15.  SUBSEQUENT EVENTS - CONVERTIBLE NOTES

Subsequent to July 31, 2000, the Company entered into a Series 1 Convertible Note Purchase Agreement providing for the offer, sale, issuance, and delivery of up to $675,000 in principal amount of Series 1 Convertible Notes with Purchase Warrants. In connection with the Closing under the Agreement, the Company shall issue $675,000 principal amount of Convertible Notes convertible into 750,000 shares of Common Stock of the Company at $.90 per share. With such Convertible Notes the Company will issue Purchase Warrants entitling the holder to purchase up to 750,000 shares of the Common Stock of the Company at an exercise price of $.90 per share.

Additionally, until May 9, 2001, the purchaser will have an option to purchase an additional Convertible Note under the same terms and conditions contained herein, except that the Company shall issue $600,000 principal amount of Convertible Notes convertible into 666,667 shares of Common Stock of the Company at $.90 per share. With such Convertible Notes the Company will issue Purchase Warrants entitling the holder thereof to purchase up to 666,667 shares of the Common Stock of the Company at an exercise price of $.90 per share.

On October 26, 2000, $25,000 was received, while $50,000 was received on October 30, 2000, and on November 9, 2000, the Company received $600,000 pursuant to this agreement.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

At no time has the Company had any such disagreements with its accountants.

        PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Article XII of the Company's Articles of Incorporation and Article X of the Company's By-laws provide that the Company shall have the power to, and shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

           OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           Registration  Fees under the Securities  Act  of  1933
$1868.43

          Printing and Engraving(1) $3000.00

          Legal Fees(1) $15,000.00

          Accounting/Auditing Fees(1)$5,000.00

     (1)Estimated

             RECENT SALES OF UNREGISTERED SECURITIES

     The Company has issued "unregistered" securities to various persons and firms as specified below and all such securities were acquired directly from the Company in transactions not involving any public offering. These transactions are more thoroughly described in the Company's Forms 10-K and 10-QSB for the fiscal year ended July 31, 2000. All such securities may only be resold upon compliance with Rule 144, adopted under the Securities Act of 1933, as amended, unless registered. All securities were sold in reliance upon Sections 4(2), 4(6) and/or 3(b) of the Act, and/or pursuant to Regulation D, Rule 506, as indicated below. All purchasers were either "accredited" or "sophisticated". All purchasers executed a Subscription Agreement indicating they had such knowledge and experience in financial and business matters that, either alone or with a purchaser representative, they were capable of evaluating the merits and risks of the investment. All purchasers were provided with access to information about the Company.

     From September 1999 through September 2000, the Company conducted a private offering consisting of 3,080,001 shares of its unregistered common stock in the manner and in reliance upon Regulation D, Rule 506, and the various alternative exemptions cited above, to total of 28 accredited investors. The unregistered common shares were offered and sold at a purchase price of $.25 per share for an aggregate of $770,000 in proceeds to the Company. Each stock purchase included a warrant to purchase an equivalent number of additional common shares of the Company for $.25 per share. The Company further agreed to conduct a registration of the 3,080,001 issued shares and the 3,080,001 warrant shares sold in the private offering and all persons participating therein are included as a part of the registration to which this Prospects is related. All purchasers in the private offering executed a subscription agreement indicating (i) they meet the definition of "Accredited Investor" as the term is specified in Regulation D, Rule 502, and; (ii) they have such knowledge and experience in financial and business matters that either alone or with a purchasers representative, are capable or evaluating the merits and risks of the investment. In connection with the private offering, Jack Augsback and Associates were issued 154,000 warrant shares exercisable at $0.25 per share in its role as a commissioned placement agent for the Company.

     In July 2000, the Company issued 600,000 unregistered common shares as partial consideration in exchange for 100% of the issued and outstanding stock of CompuGraphics Corporation. The Company agreed to register all of the 600,000 unregistered shares issued in connection with the acquisition of CompuGraphics.

     On April 7, 2000 and July 7, 2000, the Company sold two Series 1 Convertible Promissory Notes to a private accredited investor in the amounts of $502,500 and $300,000 respectively, in the aggregate amount of $802,500, bearing 10 percent interest per annum. Upon conversion of the two notes into common stock of the company pursuant to the terms of the notes, an aggregate of 855,441 shares were issued. The private investor also holds warrants for the purchase of up to 855,441 additional shares at exercise prices from $0.85 to $1.00 per share. In connection with the issuance of the $502,500 convertible note, Jack Ausback and Associates were issued 25,125 warrant shares exercisable at $1.00 per share in its role as a commissioned placement agent for the Company.

     From November 1998 to September 2000, the Company issued 3,836,370 unregistered common shares to engage consultants, to pay professionals and consultants in lieu of cash, or as compensation for accrued, unpaid wages and salaries to corporate officers: Brenda Lee Hamilton 322,000 shares; Roy Meadows 127,500 shares; Jose McClinton 65,500 shares; Gloria Blundell 12,500 shares; Terry Wigton 50,000 shares; William K. Parker 10,000 shares; Brusse N. Bevers 2,500 shares; Lynn D. Crawford 2,500 shares; James A. Belknap 5,000 shares; Karen R. Griffith 25,000 shares; Linda Claman Moore 67,500 shares; Richard Walker 38,336 shares; Robert Sullivan 27,988 shares; Eric Horton 26,812 shares; Stuart Smith 17,522 shares; Todd Smith 6,942 shares; Justin Quis Quis 7,000 shares; The Charterbridge Financial Group 15,400 shares; Lindy Amyx 19,857 shares; John S. Robinson 10,343 shares; Molesworth Associates, Inc. 23,170 shares; James C. Statham 1,150,000 shares; Steve Watwood 700,000 shares; Bruce
R. Bacon 583,000 shares; Renee C. Riegler 325,000 shares; Shirley M. Harmon 62,500 shares; Phyllis Watwood 32,500 shares; and Andrew F. Cauthen 100,000 shares. 30,200 shares issued to consultants carried a warrant to purchase additional common shares of the Company for $.25 per share. 10,000 warrant shares issuable upon exercise @ $1.00 per share were issued to Baker, Johnston & Wilson, LLP for legal services.

     From November 1998 to September 2000, the Company issued 450,000 unregistered common shares to repay cash loans that had previously been made, to include: Eco-Max Systems, Inc. 250,000 shares; and Savitar Farms, LLC 200,000 shares.

     On June 8, 2000 American Millennium Corporation, Inc. entered into an option agreement with six private investors. Pursuant to the terms of the agreement, the investors, for consideration of $100,000, may purchase an entitlement to purchase from the Company options and warrants exercisable up to an aggregate of 8,000,000 newly issued restricted shares (constituting approximately 25% of the Company as of June 8, 2000 on a fully diluted basis) of the Company's common capital stock, at exercise prices ranging from $1.00 to $5.25 per share. If the investors were to elect to exercise such rights in full, the total proceeds to the Company under agreement would be approximately $15,500,000 to $23,500,000 depending upon exercise periods. All share purchases pursuant to such purchase rights, whether pursuant to options or warrants, are for unregistered securities (i.e., governed by "Rule 144 restrictions") The shares purchased are to only be registered by the Company if a) the investors make their purchases in increments of $1.5 million or more, or (b) the investors purchase shares prior to the time that the Company is otherwise filing a registration statement for other shareholders or for "secondary offerings" (i.e., "piggy- back registration rights"). The investors are not obligated to purchase any shares from the Company and have the right to purchase all, or any portion of, the option shares. The investors were required to purchase the above described option package no later than June 21, 2000. The Company extended the deadline for payment of the initial option purchase fee, of which only $75,000 has been paid to date, and in its discretion, issued 75,000 shares at $1.00 per share to the private individuals who partially funded the option fee, along with warrants to purchase and additional 75,000 shares at a purchase price of $1.25 per share (See, Selling Security Holders).

On December 7, 1998, the Company entered into a two-year agreement with Potter Financial, Inc. (Potter) for the purpose of investor relations and public promotion. Pursuant to an addendum to the contract, Potter is entitled to purchase options in the company as follows in consideration for services rendered in the contract:

                             100,000 shares @ $0.05

                             100,000 shares @ $0.10

                             100,000 shares @ $0.75

                             100,000 shares @ $1.00

                             100,000 shares @ $1.50

                             100,000 shares @ $2.00

                             100,000 shares @ $2.50

                             100,000 shares @ $3.00

The original option contract will lapse December 31, 2000. On July 17, 2000 the Company's Board of Directors passed a resolution extending the exercise period to December 31, 2002, so that the issuable shares could be registered in this registration statement. The Company's contract with Potter expires on December 6, 2000.

In November, 2000, the Company, pursuant to a Series 1 Convertible Note Purchase Agreement, obtained from a foreign corporation $675,000.00 U.S. in funding, less expenses, in exchange for a promissory note convertible into 750,000 shares of common stock at a conversion rate of $0.90 per share. The Note Purchase Agreement provided for a Purchase Warrant for an additional 750,000 shares at a purchase price of $0.90 per share. The Note Purchase Agreement also provided for an option, exercisable until May 9, 2001, to purchase an additional 750,000 shares at an option exercise price of $0.90 per share.

                                    EXHIBITS

Table of Exhibits

The following Exhibits are a part of this registration:

EX-3(i)     Articles of Incorporation

EX-3(ii) Amendment to Articles of Incorporation, dated August 25, 1980 EX-3(iii) Amendment to Articles of Incorporation, dated August 19, 1997

EX-3(iv) Amendment to Articles of Incorporation, dated May 27, 1998

EX-3(v) By-laws

EX-5(i) Opinion re Legality

EX-10(i) VISTAR VAR Agreement

EX-10(ii) CompuGraphics Stock Purchase Agreement

EX-10(iii) Lease Agreement

EX-23 Auditor's Consent

                                  UNDERTAKINGS

The undersigned registrant hereby undertakes that it will:

     (1) File, during any period in which the Selling Security Holders offer or sell securities, a post-effective amendment to this registration statement, as necessary, to:

     1. Include any prospectus required by Section 10(a)(3) of the Securities Act;

     2. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     3. Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post effective amendment to remove registration any of the securities that remain unsold at the end of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of approximate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                                 AMERICAN              MILLENNIUM
                                 CORPORATION, INC.
Dated: November __, 2000         By: /s/ Andrew F. Cauthen
                                    Andrew F. Cauthen, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of this Registrant and in the capacities and on the dates indicated.

Dated: November __, 2000         By: /s/ Andrew F. Cauthen
                                    Andrew F. Cauthen, Director,
                                    Chief Executive Officer,
                                    President,(Principal
                                    Executive Officer)
Dated: November __, 2000         By: /s/ Bruce R. Bacon
                                    Bruce R. Bacon, Director,
                                    Vice President of
                                    Engineering, Chief
                                    Technology Officer
Dated: November __, 2000         By: /s/ Shirley M. Harmon
                                    Shirley M. Harmon, Director
                                    Corporate Secretary
Dated: November __, 2000         By: /s/ Stephen F. Watwood
                                    Stephen F. Watwood, Director,
                                    Chairman of the Board, Vice
                                    President of Business Development
Dated: November __, 2000         By: /s/ Thomas W. Roberts
                                    Thomas W. Roberts, Treasurer
                                    (Principal Financial Officer)

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